ANNUAL INFORMATION FORM

March 28, 2008

TABLE OF CONTENTS

Page

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

1

THE COMPANY–CORPORATE STRUCTURE

2

GENERAL

2

INCORPORATION AND ORGANIZATION

3

INTERCORPORATE RELATIONSHIPS

3

Principal Subsidiaries of the Company

3

Principal Subsidiaries of DundeeWealth

4

RECENT DEVELOPMENTS

5

SALE OF DUNDEE BANK OF CANADA AND SHAREHOLDERS’ AGREEMENT

5

DUNDEEWEALTH SHARE PURCHASE

5

DUNDEE REIT TRANSACTION

5

ACS TRANSACTION AND COMMITMENT

5

PURCHASE BY DUNDEEWEALTH OF ASSET BACKED COMMERCIAL PAPER INVESTMENTS

6

STOCK SPLIT

6

NED GOODMAN RESIGNS AS PRESIDENT AND CEO OF DUNDEEWEALTH

6

DUNDEEWEALTH ISSUANCE OF 4.75% CUMULATIVE REDEEMABLE PREFERENCE SHARES, SERIES 1

7

PURCHASE BY DUNDEEWEALTH OF MINORITY INTEREST IN DWM

7

BUSINESS STRATEGY

7

BUSINESS OF THE COMPANY

8

WEALTH MANAGEMENT

8

Investment Management

9

Financial Advisory

11

Capital Markets

12

Investment Banking

12

Institutional Equities Sales and Trading

12

Investment Research

13

Other

13

REAL ESTATE

13

Dundee Realty

13

Dundee REIT (TSX: D.UN)

15

RESOURCES

16

Eurogas (TSX VENTURE: EUG)

17

Dundee Precious (TSX: DPM)

18

Breakwater (TSX: BWR)

20

Corona (TSX: CRG)

21

Valdez (TSX VENTURE: VAZ)

21

Iberian Minerals Corp. (TSX VENTURE: IZN)

21

OTHER INVESTMENTS AND CORPORATE COSTS

22

DIVIDEND POLICY

23

MARKET FOR SECURITIES

23

SUBORDINATE VOTING SHARES

23

5.85% DEBENTURES

23

SERIES 1 SHARES

24

DIRECTORS AND OFFICERS

24

DESCRIPTION OF SHARE CAPITAL

26

SUBORDINATE VOTING SHARES AND COMMON SHARES

26

FIRST PREFERENCE SHARES

27

Series 1 Shares

28

SECOND PREFERENCE SHARES

29

THIRD PREFERENCE SHARES

29

DEBENTURES

29

5.85% Exchangeable Unsecured Subordinated Debentures

29

CREDIT FACILITY

30

DUNDEEWEALTH CREDIT FACILITY

31

RATINGS

31

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TABLE OF CONTENTS

Page

5.85% Debentures

31

Series 1 Shares

32

NORMAL COURSE ISSUER BID

32

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN RELATED PARTIES

32

PRINCIPAL SHAREHOLDER OF DUNDEEWEALTH AND DWM

32

PURCHASE OF ABCP

33

SALE OF DUNDEE BANK OF CANADA

33

JODAMADA TRANSACTION

34

PURCHASE OF MINORITY INTEREST IN DWM

34

DUNDEEWEALTH WARRANTS

35

PRIOR DISTRIBUTION ARRANGEMENTS

35

DUNDEE REALTY

35

SHAREHOLDERS’ AGREEMENT IN RESPECT OF DUNDEE REALTY

36

PURCHASE OF THE DUNDEE BANK (CAYMAN)

36

TRADEMARKS

36

RISK FACTORS

36

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

36

MATERIAL CONTRACTS

36

TRANSFER AGENT AND REGISTRAR

37

EXPERTS

37

AUDIT COMMITTEE

37

COMPOSITION OF AUDIT COMMITTEE

37

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS

37

AUDIT COMMITTEE CHARTER

38

PRE-APPROVAL POLICY

38

EXTERNAL AUDITOR SERVICE FEES

39

Audit Fees

39

Audit-Related Fees

39

Tax Services Fees

39

ADDITIONAL INFORMATION

39

APPENDIX A

A-1

ORGANIZATION

A-1

PURPOSE

A-1

Duties and Responsibilities

A-1

Dundee Corporation

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Annual Information Form

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The Company’s public communications may include written or oral forward-looking statements.  Statements of this type are included in this annual information form (“AIF”) of the Company, and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. Securities laws.  Forward-looking statements may include, but are not limited to statements about anticipated future events including comments with respect to our objectives and priorities for 2008 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services industry generally.  The forward-looking information contained in this AIF is presented for the purpose of assisting our shareholders in understanding our business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the Risk Factors section of this AIF on page 36 and in the section entitled “Managing Risk” in the Company’s Management’s Discussion and Analysis which section is incorporated by reference herein.  Actual results may differ materially from the forward-looking statements contained in this AIF, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; our ability to create, attract and retain Assets under Management and Assets under Administration; risks relating to trading activities and investments; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of March 28, 2008.

Assumptions about the future performance of the Canadian and U.S. economies were material factors considered by management when setting the Company’s priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current credit crisis.

Forward-looking statements contained in this AIF are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward-looking statements.  As evidenced by the events of the past year and the recent credit crisis, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Dundee Corporation

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THE COMPANY–CORPORATE STRUCTURE

GENERAL

Dundee Corporation (formerly, Dundee Bancorp Inc.) (the “Company”) is a Canadian public asset management company dedicated to wealth management, real estate and resources through a variety of activities and investments.  Certain of these activities are carried out directly through wholly or partially owned subsidiaries while others are undertaken through equity accounted or portfolio investment holdings.  The Company’s four financial reporting segments are as follows: (i) wealth management; (ii) real estate; (iii) resources; and (iv) other investments and corporate costs.  The Company’s other investment holdings include both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as mutual funds.

The registered and head office of the Company is located at Dundee Place, 1 Adelaide Street East, 28th Floor, Toronto, Ontario, M5C 2V9.  Dundee Corp. also has offices in Cayman Islands and Bermuda.  As of December 31, 2007, the Company had 37 employees.

Unless otherwise indicated, the information appearing in this AIF is stated as at December 31, 2007 and all amounts are in Canadian dollars unless otherwise indicated.

References in this AIF to:

•

“Assets under Administration” mean the approximate market value of client assets administered in respect of which Dundee Corp. earns commissions, trailer service fees or administrative and other similar fees.  Assets under Administration are not reflected on the Company’s balance sheet.  To the extent that Assets Under Administration are managed by Dundee Corp., such assets may also be included in their respective Assets under Management;

•

“Assets under Management” mean the market value of client assets managed by Dundee Corp. on a discretionary basis in respect of which Dundee Corp. earns an investment management fee and, in certain cases, performance fees.  Assets under Management are not reflected on the Company’s balance sheet;

•

“Common Shares” means the class B common shares of the Company;

•

“Company” means Dundee Corporation (formerly, Dundee Bancorp Inc.), a Canadian public asset management  company dedicated to wealth management, real estate and resources through a variety of activities and investments;

•

“Dundee Bank of Canada” means Dundee Bank of Canada (formerly, a subsidiary of DundeeWealth);

•

“DCC Equities” means DCC Equities Limited;

•

“DundeeWealth” means DundeeWealth Inc. (formerly, Dundee Wealth Management Inc.), a Canadian public wealth management company, and the principal subsidiary of the Company;

•

“Dundee Corp.” means Dundee Corporation and its consolidated subsidiaries unless the context otherwise requires or indicates;

•

“Dundee Insurance” means Dundee Insurance Agency Ltd., a managing general agent;

•

“Dundee Mortgage” means Dundee Mortgage Services Inc., a mortgage broker;

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•

“Dundee Private Investors” means Dundee Private Investors Inc. and Dundee Private Investors Ltd., each a mutual fund dealer;

•

“Dundee Realty” means Dundee Realty Corporation;

•

“Dundee REIT” means Dundee Real Estate Investment Trust;

•

“Dundee Resources” means Dundee Resources Limited;

•

“Dundee Securities” means Dundee Securities Corporation, a securities dealer;

•

“DWM” means DWM Inc.;

•

“Dynamic Funds” means the Dynamic family of funds managed by GCICL;

•

“GCICL” means Goodman & Company, Investment Counsel Ltd., an investment management company and manager of various investment products, including the Dynamic Funds, Portfolio Solutions and Other Investment Solutions;

•

“Other Investment Solutions” means private client accounts, tax-assisted investment products and closed-end investment products;

•

“Portfolio Solutions” means the portfolio solutions managed by GCICL;

•

“Scotiabank” means The Bank of Nova Scotia; and

•

“Subordinate Voting Shares” means the class A subordinate voting shares of the Company.

INCORPORATION AND ORGANIZATION

The Company was incorporated under the laws of the Province of Ontario by articles of incorporation effective November 2, 1984.  The Company changed its name to Dundee Bancorp Inc. by articles of amendment effective July 26, 1991 and changed its name to its present form by articles of amendment effective December 14, 2004. The Company’s current share capital structure was created by articles of amendment effective October 10, 1991, October 24, 1991, October 29, 1991, March 17, 1993 and June 22, 2006.  See “Description of Share Capital”.  The stated capital of the Company was reduced by articles of amendment effective August 4, 1992.  The Company was inactive prior to October 31, 1991, at which time it became a public company pursuant to articles of arrangement effective October 30, 1991.  The articles of amendment dated June 21, 2007 subdivided the Subordinate Voting Shares and Common Shares of the Company on a 3-for-1 basis, effective as of the close of business on July 6, 2007.

INTERCORPORATE RELATIONSHIPS

Principal Subsidiaries of the Company

The principal subsidiaries of the Company, the corresponding jurisdictions of incorporation and the Company’s percentage interest in such subsidiaries as of February 29, 2008 are set forth in the table below:

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Name	Percentage Interest held Directly or Indirectly by the Company	Jurisdiction of Incorporation/ Formation

DCC Equities Limited (1)	100%	Ontario
Dundee Capital Corporation (2)	100%	Ontario
Dundee Realty Corporation (3)	77%	British Columbia
DundeeWealth Inc. (4)	49.2%	Ontario

Notes:

(1)

A number of investments of the Company are held through DCC Equities Limited (“DCC Equities”).  1255895 Ontario Limited (“1255895”) and New Venture Equity Limited (“New Venture”) own together 100% of the outstanding shares of DCC Equities.  1255895 holds 100 common shares and 2,236,188 Class A shares and New Venture holds 8,638 Class A shares.  The Company owns 100% of the shares of 1255895 and New Venture.

(2)

A number of investments of the Company are held through Dundee Capital Corporation.  The Company holds 8,700 common shares of Dundee Capital Corporation.

(3)

The Company holds its interest in Dundee Realty directly and indirectly through 0764704 B.C. Ltd.  The Company holds shares representing 77% of the votes and equity of Dundee Realty, as well as various classes of preference shares.  See “Business of the Company-Real Estate”.

(4)

The Company’s interest in DundeeWealth is calculated assuming the conversion of the first preference shares, series X into common shares of DundeeWealth.  The Company owns, directly and indirectly, 69,362,531 common shares of DundeeWealth and 5,453,668 first preference shares, series X of DundeeWealth.  Dundee Corporation has voting control over 2,323,116 common shares of DundeeWealth that are held in escrow.  All of the outstanding special shares, series C, special shares, series D and special shares, series E of DundeeWealth are currently held in escrow and will be released from escrow and converted into common shares at various dates ending on September 3, 2009 initially on a one-for-one basis, subject to adjustment in certain circumstances.  While the special shares, series C, special shares, series D and special shares, series E are held in escrow, they will be voted in the same manner as the shares of DundeeWealth held by the Company are voted at all meetings of the shareholders of the Company.  Assuming the conversion of the first preference shares, series X, this represents a direct and indirect equity ownership of 49.2% and a direct and indirect or control over a 62.8% voting interest by the Company in DundeeWealth on a non-diluted basis.  For additional principal subsidiaries of the Company that are principal subsidiaries of DundeeWealth, see “Intercorporate Relationships - Principal Subsidiaries of DundeeWealth”.

Principal Subsidiaries of DundeeWealth

The Company’s most significant holding is its 49.2% interest in DundeeWealth.  The principal subsidiary of DundeeWealth is DWM, an Ontario holding company.  The Company carries on its business through DWM and through the operating subsidiaries of DWM.  On February 22, 2007, DundeeWealth purchased the 16.3% equity and voting interest in DWM (the “CDP Shares”) held by the Caisse de dépôt et placement du Québec (“CDP”) with the result that DWM has become a wholly owned subsidiary of DundeeWealth.  See “Relationship Between the Company and Certain Related Parties - Purchase of Minority Interest in DWM”.  The following table sets forth the name and jurisdiction of incorporation of each of the principal subsidiaries of DundeeWealth and DWM as of February 29, 2008:

Name	Percentage Interest held Directly or Indirectly by DWM	Jurisdiction of Incorporation/ Formation

Dundee Private Investors Inc. (1)	100%	Ontario
Dundee Securities Corporation (2)	100%	Ontario
Goodman & Company, Investment Counsel Ltd. (3)	100%	Ontario

Notes:

(1)

Dundee Private Investors Inc. is licensed as a mutual fund dealer.  DPII Holding Corp., an Ontario company, owns 100% of the outstanding common shares of Dundee Private Investors Inc.  DWM holds 100% of the shares of DPII Holding Corp.  See “Business of the Company - Wealth Management”.

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Annual Information Form

(2)

Dundee Securities is licensed as a securities dealer.  DSC Holding Corp., an Ontario company, owns 100% of the outstanding shares of Dundee Securities.  DWM holds 100% of the shares of DSC Holding Corp.  See “Business of the Company - Wealth Management”.

(3)

GCICL is licensed as an investment counsel/portfolio manager.  DMFL Holding Corp., an Ontario company, owns 100% of the outstanding shares of GCICL.  DWM holds 100% of the shares of DMFL Holding Corp.  See “Business of the Company - Wealth Management”.

RECENT DEVELOPMENTS

SALE OF DUNDEE BANK OF CANADA AND SHAREHOLDERS’ AGREEMENT

On September 28, 2007, DundeeWealth completed the sale of Dundee Bank of Canada to Scotiabank.  Pursuant to this agreement, Dundee Bank of Canada was sold for $260 million in cash.  In a related transaction, Scotiabank acquired 300,000 common shares and 27,000,000 non-voting special shares, series F of DundeeWealth from treasury, representing an 18% interest in DundeeWealth for proceeds of $348.3 million.

In connection with Scotiabank’s investment in DundeeWealth, the Company and Scotiabank entered into a shareholders’ agreement outlining their respective rights and obligations as shareholders of DundeeWealth.  See “Relationship Between the Company and Certain Related Parties - Sale of Dundee Bank of Canada”.

DUNDEEWEALTH SHARE PURCHASE

On January 18, 2008, the Company announced that it intended to purchase up to 5% of the then outstanding common shares of DundeeWealth through the facilities of the Toronto Stock Exchange.  As of March 28, 2008, the Company has purchased 5,279,000 common shares of DundeeWealth through the facilities of the Toronto Stock Exchange, representing approximately 4.5% of the outstanding common shares.

DUNDEE REIT TRANSACTION

On August 24, 2007, Dundee REIT completed the sale of certain properties (the “Eastern Portfolio”) to GE Real Estate (“GE”) for aggregate consideration of $2.3 billion (the “GE Transaction”).  On closing, Dundee REIT received cash of approximately $1.4 billion, which was utilized to redeem approximately 29.9 million units of Dundee REIT (“Dundee REIT Units”) for $47.50 per unit.  In connection with the GE Transaction, GE acquired approximately 3.5 million Dundee REIT Units for $47.50 per Dundee REIT Unit, giving GE an approximate 16% interest in Dundee REIT.

Pursuant to the GE Transaction, 3,873,594 Dundee REIT Units were redeemed for which the Company received cash proceeds of $183,996,000.

Immediately following the GE Transaction, GE entered into an asset management agreement with Dundee Realty pursuant to which Dundee Realty will provide asset management services to GE with respect to the Eastern Portfolio.  As well, Dundee REIT entered into a separate asset management agreement with Dundee Realty pursuant to which Dundee Realty will provide asset management services to Dundee REIT in respect of the Western Portfolio (as defined below).  See also “Business of the Company - Real Estate - Dundee REIT - Sale of Portfolio Assets of Dundee REIT to GE Real Estate” below.

ACS TRANSACTION AND COMMITMENT

In order to satisfy the Spanish authorities of the financial ability of Escal UGS S.L. (“Escal”) to undertake the Castor UGS Project, in September 2007, the Company provided a commitment letter of €70 million

Dundee Corporation

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($104 million) committing to either arranging for or providing financing to Escal and Eurogas Corporation (“Eurogas”), subject to the grant of all necessary project approvals, licences and permits on a timely basis including the Concession (as defined below).  In the event the Concession is granted within the time frame, the ACS Transaction described below will come into effect and the commitment letter will no longer be in effect.

On December 20, 2007, Eurogas entered into various agreements with ACS Servicos Communicaciones y Energia, S.L. (“ACS”) with respect to the Castor UGS Project (the “ACS Transaction”).  Pursuant to the ACS Transaction, ACS increased its ownership in Escal from 5% acquired in August 2007 to 66.67% and thereby reduced its interest of Castor Limited Partnership (“CLP”) to 33.33% from 95%.

The ACS Transaction is conditional upon the grant of a development concession (the “Concession”), a key project milestone.  In the event that the Concession is not granted on or prior to June 17, 2008, CLP will be caused to return to a 95% interest and the agreements in respect of the ACS Transaction will terminate.  There is no assurance that the Concession will be granted within such time frame, or at all.  See “Business of the Company - Resources - Eurogas - Spain - Castor UGS Project”.

PURCHASE BY DUNDEEWEALTH OF ASSET BACKED COMMERCIAL PAPER INVESTMENTS

In August 2007, certain asset backed commercial paper (“ABCP”) trusts failed to rollover their maturing paper in the normal course of business, including the ABCP held in the investment portfolio of Dundee Bank of Canada.  DundeeWealth determined that these investments could not be considered liquid and therefore were no longer appropriate holdings for its banking subsidiary.  On the dates at which Dundee Bank of Canada originally acquired the investments, the ABCP was rated R-1 (High) by DBRS Limited (“DBRS”), the highest rating available for these financial instruments.  In mid-August 2007, in order to increase liquidity within Dundee Bank of Canada, DundeeWealth purchased the ABCP owned by Dundee Bank of Canada for approximately $400 million.

In order to finance such acquisition, DundeeWealth increased its credit facility with a Canadian chartered bank (the “DundeeWealth Credit Facility”) to $500 million, and entered into a non-revolving, non-amortizing operating demand loan with the Company.  See also “Relationship Between the Company and Certain Related Parties - Purchase of ABCP”.

At December 31, 2007, all ABCP held by DundeeWealth was included in the “Montreal Proposal”, an agreement in principle to develop a long term proposal and interim agreement regarding ABCP of a consortium representing banks, asset providers and major investors.  The Montreal Proposal ABCP last traded in the markets on or about August 13, 2007 and there are currently no market quotations available for the Montreal Proposal ABCP.  Since December 31, 2007, DBRS has downgraded three of the affected ABCP conduits significantly and has placed another three conduits under negative review.  Further, the timing of completion of the restructuring is unknown and it is also unknown whether the new floating rate notes which DundeeWealth is expected to receive upon the restructuring being completed will trade in an active liquid market.  See also “Risk Factors” below.

STOCK SPLIT

On June 20, 2007, shareholders of the Company approved a subdivision of Subordinate Voting Shares and Common Shares (collectively the “Shares”) of the Company on a 3-for-1 basis.  The subdivision of Shares became effective as of the close of business on July 6, 2007.

NED GOODMAN RESIGNS AS PRESIDENT AND CEO OF DUNDEEWEALTH

On June 20, 2007, Ned Goodman relinquished his executive roles at DundeeWealth in order to focus his efforts on the business of the Company.  Ned Goodman remains the Chairman of the board of directors of DundeeWealth and President and Chief Executive Officer of the Company.

Dundee Corporation

Annual Information Form

DUNDEEWEALTH ISSUANCE OF 4.75% CUMULATIVE REDEEMABLE PREFERENCE SHARES, SERIES 1

In March 2007, DundeeWealth completed a “bought deal” financing pursuant to which it issued 6,000,000 4.75% Cumulative Redeemable First Preference Shares, Series 1 (the “DundeeWealth Series 1 Shares”) to a syndicate of underwriters led by Scotia Capital Inc. and Dundee Securities at a price of $25.00 per DundeeWealth Series 1 Share.  An additional 225,000 DundeeWealth Series 1 Shares were issued in April 2007 pursuant to the exercise of the over allotment option granted to the underwriters (together the “Preference Share Financing”).  The Preference Share Financing raised aggregate gross proceeds of $155,625,000.  DundeeWealth used the net proceeds from the Preference Share Financing to repay certain indebtedness under the DundeeWealth Credit Facility that was partially drawn to purchase the CDP Shares.

PURCHASE BY DUNDEEWEALTH OF MINORITY INTEREST IN DWM

On February 22, 2007, DundeeWealth purchased the 16.3% minority interest in DWM held by CDP for consideration consisting of 11 million common shares of DundeeWealth and $154.5 million in cash.  As a result of the purchase, DWM became a wholly owned subsidiary of DundeeWealth, and the shareholders’ agreement relating to DWM terminated.  See also “Relationship Between the Company and Certain Related Parties - Purchase of Minority Interest in DWM’’.

BUSINESS STRATEGY

Dundee Corporation is a Canadian public asset management company dedicated to the wealth management, real estate and resource sectors.  The Company’s strategy is to acquire, develop and /or manage high quality assets and businesses that generate the opportunity for sustained growth in these core sectors with the objective of achieving higher returns on invested capital, and by increasing management fees over the long term.  In each sector in which it operates, the Company executes its strategy both by taking direct and fiduciary ownership positions in various assets which will be managed on a proprietary basis, and by entering into arrangements for the management of third party assets.

The Company has chosen to focus on the wealth management, real estate and resource sectors as a result of its extensive experience in these businesses as conducted through its subsidiaries, including:

•

DundeeWealth, its 49.2% owned investment management, financial advisory and capital markets business which became a public company in 1999 and has since become Canada’s eleventh largest asset manager as reported by the Investment Funds Institute of Canada, with approximately $59.2 billion in Assets under Management and Assets under Administration, and a network of more than 2000 advisors;

•

Dundee Realty, its 77% owned real estate company involved in land, housing and resort development and engaged in the management of revenue generating properties in Canada and the United States, which owns over 4,000 acres of land in western Canada and has recently entered into agreements for the management of two significant portfolios of real estate assets in Eastern and Western Canada; and

•

acting as advisor and manager of a number of resource assets.

The Company’s goal is to become a leading Canadian asset manager primarily by expanding its Assets under Management in each of its core sectors and by increasing opportunities to earn fee revenues through asset management activities.

Management believes that the Company is well positioned to capitalize on its expertise, reputation and relationships in the wealth management, real estate and resource sectors to drive asset gathering

Dundee Corporation

Annual Information Form

activities, and thereby create long term value for the Company’s shareholders.

A description of the business of the Company follows.  In addition to the information provided in this AIF, our subsidiaries and investee companies which are also reporting issuers have filed annual information forms and other disclosure documents containing more detailed information relating to their operations, which documents are filed on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

The Company’s four reportable segments for financial reporting purposes are as follows: (i) wealth management; (ii) real estate; (iii) resources; and (iv) other investments and corporate costs.

WEALTH MANAGEMENT

In 1998, in order to more effectively compete in the financial services industry, the Company began the long-term strategic evolution of its core investment management business, carried on since beginning as an investment club in 1957, into an integrated wealth management business combining product development, investment management and distribution.  The Company’s financial services operations were well positioned for this transformation, having established an investment management business in 1991 and a financial planning business and a niche institutional research oriented brokerage firm in 1993.  The Company created DundeeWealth in 1998 and, since then, DundeeWealth has been actively pursuing its stated strategy of being an integrated wealth management company.

Since its creation, DundeeWealth has expanded its investment management and advisory businesses through strategic acquisitions, internal growth from net sales of mutual funds and other managed investment products and market appreciation.  From December 1998 to December 31, 2007, DundeeWealth acquired:

•

in December 1998, Deacon Capital Corporation, a full-service brokerage firm;

•

in August 1999, Infinity Funds Management Inc., a private mutual fund company;

•

in August 1999, the rights to all of the client accounts and related goodwill of certain investment advisors of a third-party investment dealer and mutual fund dealer;

•

in December 1999, Peelbrooke Capital Inc., a company holding primarily cash and other liquid assets;

•

in August 2002, Ross Dixon Financial Services Ltd. and Hewmac Investment Services Inc., two mutual fund dealers with approximately 200 financial advisors and $2.1 billion of Assets under Administration;

•

in October 2002, DynamicNova Inc. (formerly, StrategicNova Inc.), the manager of a number of mutual funds with Assets under Management totalling approximately $2.1 billion;

•

in December 2003, Cartier Partners Financial Group Inc. (“Cartier”), an integrated distributor of mutual funds, securities and life insurance products and services with Assets under Administration of approximately $16.7 billion and Assets under Management of approximately $500 million;

•

in September 2004, M. Murenbeeld & Associates Inc., an economic research consulting company;

•

in November 2005, KL Nova Financial Ltd., a company formed to participate in capital markets and the creation and development of investment products using structured finance and alternative asset management;

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Annual Information Form

•

in January 2006, through its subsidiary, Central Ontario Financial Group Inc. an insurance managing general agency based in south-western Ontario;

•

in February 2006, Harrington Lane Inc., a professional advisory company providing education strategy and training for corporate executives and professional advisors;

•

in August 2006, through its subsidiary, B.Comm Financial MGA Inc., a company engaged primarily in providing insurance services to insurance brokerages;

•

in November 2006, through its subsidiary, DWM, 100% of the ownership of Dundee Wealth BHC, the parent company of Dundee Bank of Canada;

•

in February 2007, DundeeWealth purchased the 16.3% minority interest in DWM held by CDP for consideration consisting of 11 million common shares of DundeeWealth and $154.5 million in cash.  As a result of the purchase, DWM became a wholly owned subsidiary of DundeeWealth.  See also ‘‘Relationship Between the Company and Certain Related Parties - Purchase of Minority Interest in DWM”; and

•

in June 2007, DF Investments S.A. (formerly, VMR Fund Management S.A.), a Luxembourg fund management company with Assets under Management of approximately $69 million.

As of February 29, 2008, DundeeWealth oversees approximately $59.2 billion in Assets under Management and Assets under Administration through independent financial advisors across Canada.  A significant portion of the Company’s revenues are derived from its 49.2% interest in DundeeWealth.

DundeeWealth has three main businesses: (i) investment management; (ii) financial advisory; and (iii) capital markets, comprised of institutional equities sales and trading, investment banking and investment research.  A description of DundeeWealth’s operations in its three principal areas of business follows.

Investment Management

DundeeWealth’s investment management business consists of creating, managing, packaging and administering investment portfolios and providing internal and third-party management and advisory services.  Revenues are derived primarily from management and incentive fees charged for the management of investment products (including mutual funds, pooled funds and closed-end funds, third-party asset management, tax-assisted investment products and private and institutional client accounts) and, accordingly, are primarily influenced by Assets under Management.

Investment Products and Services

DundeeWealth, through GCICL, has responded to changing investor needs and attitudes by introducing investment products and services in addition to traditional mutual funds, private client accounts, portfolio solutions, tax-assisted investment products, closed-end investment products and alternative investment products.  DundeeWealth has created and is managing and administering, among others, the following investment portfolios:

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Mutual Funds which are publicly offered mutual funds that cover a broad range of asset classes (equity, fixed income, balanced, specialty), investment disciplines (value, growth, focus) and geographic focuses (Canadian, U.S., European, International), including Dynamic Focus+ Funds, Dynamic Income Funds, Dynamic Power Funds, Dynamic Speciality Funds and Dynamic Value Funds.

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Private Clients including high net worth client accounts managed on a segregated, discretionary basis through Goodman Private Wealth Management, a division of GCICL and Dundee Securities.

Dundee Corporation

Annual Information Form

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Portfolio Solutions which allow investors to invest in a specific portfolio of investments designed to achieve strategic asset allocation with multi-layered diversification and enhanced quarterly investor reporting, including Dynamic Strategic Portfolios, DynamicEdge Portfolios, Marquis Investment Program and Radiant Strategic Portfolios.

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Tax-assisted Investment Products which allow investors to participate in tax-assisted investments which facilitate the allocation and utilization of income tax deductible expenses by the investors, including the CMP Resource limited partnerships and the Canada Dominion Resources limited partnerships which invest in a diversified portfolio of flow-through shares of resource companies.

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Closed-end Investment Products, the securities of which are traded on an exchange and the portfolios of which are designed to invest in one or more sectors and asset categories, including income trusts, energy trusts, public and private equities, dividend paying equities and high yield debt securities.  GCICL manages a number of investment products such as CMP Gold Trust, DPF India Opportunities Fund, diversiTrust Energy Income Fund, diversiGlobal Dividend Value Fund, diversiTrust Income Fund, diversiTrust Income+ Fund, diversiTrust Stable Income Fund and diversiYield Income Fund.

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Alternative Investment Products, which are designed to permit investors to diversify in varying investment strategies, such as short-selling, swaps and leveraging, which are not permitted for traditional mutual funds, and include a number of privately offered hedge funds such as Dynamic Alpha Performance Fund, Dynamic Contrarian Fund, Dynamic Focus+ Alternative Fund, Dynamic Income Opportunities Fund, Dynamic Power Emerging Markets Fund, Dynamic Power Hedge Fund, Dynamic Quantitative Hedge Fund and Dynamic Strategic Value Fund.

DundeeWealth continually evaluates its investment products as well as investor needs in order to ensure that the investment products and solutions it offers remain competitive.

Investment Management and Advisory Services

Investment management and advisory services are provided through the DundeeWealth Investment Division:

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The investment management division, comprised of 14 portfolio managers and several analysts, provides investment management services in respect of managed investment products as well as certain third-party investment products.  GCICL follows various investment strategies as detailed in the disclosure documents filed on SEDAR in respect of each fund, including, among others: (i) a bottom-up value investment discipline; (ii) a growth and momentum investment discipline; and (iii) a focused intrinsic value investment discipline.

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Goodman Private Wealth Management, a division of GCICL, manages and services high net worth private client investment accounts, including accounts of individuals, taxable foundations, estates, institutions and personal trusts through comprehensive, personalized investment advice using an investment discipline aimed at capital preservation and tax-efficient long-term growth of capital.

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DF Investments S.A., a wholly owned indirect subsidiary of GCICL is a Luxembourg based management company that offers UCITS III investment funds to retail and institutional European investors.  DF Investments S.A. currently has $69 million of Assets under Management and is in the process of launching additional funds in Europe, which will be managed by GCICL and will mirror certain of the Dynamic Funds offered in Canada.

Dundee Corporation

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Management of the Dynamic Funds, Portfolio Solutions and Other Investment Solutions

GCICL’s core business activity is the management (including management or arranging for the management) and marketing of investment portfolios including the Dynamic Funds, Portfolio Solutions and Other Investment Solutions.  With respect to Dynamic Funds and Portfolio Solutions, GCICL also maintains securityholder records and accounts, reports to securityholders and processes transactions relating to the purchase, transfer and redemption of securities of the Dynamic Funds and Portfolio Solutions.  A substantial portion of the revenues of DundeeWealth’s investment management business is derived from the services provided by GCICL to the Dynamic Funds and Portfolio Solutions.

Pursuant to a management agreement with each of the Dynamic Funds, the Portfolio Solutions and the Other Investment Solutions, each entity pays a monthly or quarterly management fee to GCICL for management and distribution services provided to it by GCICL based on a specified percentage of the net asset value of the applicable fund.  Certain of the Dynamic Funds and Other Investment Solutions pay a performance fee to GCICL when such funds outperform applicable benchmarks.

Distribution of Dynamic Funds, Portfolio Solutions and Other Investment Solutions

DundeeWealth’s investment management business employs a multi-channel strategy designed to achieve a broad distribution of Dynamic Funds, Portfolio Solutions and Other Investment Solutions.  Dynamic Funds, Portfolio Solutions and Other Investment Solutions are distributed through approximately 30,000 financial advisors located across Canada and, in respect of closed end funds, investment dealer syndicates.

As permitted under applicable securities laws and certain industry guidelines, GCICL provides a range of marketing support programs to assist financial advisors in their efforts to market DundeeWealth’s investment products, including providing research materials on Dynamic Funds and Portfolio Solutions and marketing materials generally describing the benefits of mutual fund investing.  GCICL organizes educational conferences and seminars for financial advisors and, in compliance with regulatory requirements, may share with registered dealers and brokers the cost of advertising and marketing activities, including investor conferences and seminars.

Financial Advisory

DundeeWealth’s financial advisory business encompasses the financial advisors of Dundee Securities, Dundee Private Investors, Dundee Insurance and Dundee Mortgage, all operating under the DundeeWealth Management brand.  The following is a breakdown of financial advisors and branches which are part of the DundeeWealth Management division as of February 29, 2008(1):

IDA Advisors	553
MFDA Advisors	909
AMF Advisors	292
Insurance-only Agents	394
2,148

IDA Branches and Sub-Branches	229
MFDA Branches and Sub-Branches	416
AMF Branches and Sub-Branches	14
659(2)

Dundee Corporation

Annual Information Form

Note:

(1)

The majority of the branches are independent businesses that are owned and operated by financial advisors under the DundeeWealth Management Brand.

(2)

References to the “IDA” are to the Investment Dealers Association of Canada, references to the “MFDA” are to the Mutual Fund Dealers Association of Canada and references to the “AMF” are to the Autorité des Marchés Financiers (Québec).  This number includes 655 independent branches and sub-branches of DundeeWealth’s financial advisory network.

DundeeWealth’s financial advisory business is a network of full service, independent financial planning and investment professionals, who provide a wide range of wealth management products and services to individuals and businesses across Canada.  The company’s open architecture approach provides investment products created by third party entities as well as by the investment management business of DundeeWealth.  Revenues are primarily derived from commissions, advisory fees, transaction fees and administration fees relating to the sale of investment, insurance and lending products.

Capital Markets

The capital markets business of DundeeWealth is conducted through Dundee Securities and operates under the Dundee Capital Markets brand.  The principal activities included in this business unit are investment banking, institutional equities sales and trading, and investment research.  It also includes proprietary equity trading as well as retail fixed income and foreign exchange activities, the latter two principally designed to service DundeeWealth’s financial advisory and asset management businesses.  In the last three years, the capital markets business of DundeeWealth increased its market penetration and profile.  Dundee Capital Markets has recently realigned its principal focus in the following core sectors: mining, oil & gas, technology and alternative energy, real estate, biotechnology and healthcare and growth industrial.  Opportunities in other sectors will be explored where merited as a result of existing relationships, changing market conditions and other factors, but resources, including financial and intellectual capital will be concentrated in these core sectors.  The business strategy focus for Dundee Capital Markets is a natural extension of the leverage and benefits that it obtains from relationships, expertise and financial and intellectual capital of the other parts of DundeeWealth and of the other components of the Dundee group of companies.

Investment Banking

DundeeWealth's investment banking group provides a variety of financial services, including underwriting the sale of securities to the public, private placements of securities and advisory services related to mergers and acquisitions, divestitures, restructurings and stock exchange listings.  The investment banking group has technical expertise and specialized capabilities in its core sectors of mining, oil & gas, technology and alternative energy, real estate, biotechnology and healthcare and growth industrial.  In the last three years the investment banking group has continued to increase its presence in Canada's investment community with respect to its participation in both the number of transactions and in its general participation level within underwriting syndicates.  As a result, since 2004, the overall revenues derived from the investment banking group's activities have increased by an annual compounded rate of 27.1%.  In the year ended December 31, 2007, Dundee Securities’ underwriting revenue increased by 14.8% to $53 million, as compared to 2006, having participated as an underwriting syndicate manager in 207 financings which raised in total approximately $14.4 billion.  Of these, Dundee Securities led or co-led 61 transactions.  The investment banking and equity capital markets group currently employs 32 professionals located in Toronto, Montreal, Calgary and Vancouver.

Institutional Equities Sales and Trading

The primary focus of the institutional equities sales and trading group is the selling, purchasing and trading of equity and equity-related securities on behalf of its institutional clients, including mutual funds, hedge funds, pension funds, banks and insurance companies, generally involving large blocks of listed

Dundee Corporation

Annual Information Form

and over-the-counter equities.  These transactions are typically handled on an agency basis, but Dundee Securities may, from time to time, take long or short positions as principal to facilitate client trading.  Dundee Securities utilizes its own capital for principal trading, both for its own account as well as to improve liquidity and facilitate client transactions.

The institutional sales and trading group is comprised of 12 institutional traders, 9 institutional sales professionals and 17 professional traders located in Toronto, Montreal, Calgary and Vancouver representing Dundee Securities on all Canadian stock exchanges.  The institutional sales and trading group works closely with the investment banking and the research groups to meet the needs of institutional investors in creating and effecting equity based capital markets transactions.  Additionally, Dundee Securities has a proprietary equity trading team which is comprised of 3 professionals, based in Toronto.  This team trades a proprietary account for Dundee Securities in the equities markets.

Investment Research

The research group provides individual investors and institutional clients with reports and opinions covering a number of industry sectors and specific companies to assist in the making of investment decisions.  The Dundee Securities research group has a total of 32 professionals including 15 research analysts and 17 research associates providing research coverage on approximately 140 specific companies, with a principal focus on the following core sectors: mining, oil and gas, technology and alternative energy, real estate, biotechnology and growth industrial.

Other

Dundee Capital Markets operations also include a retail fixed income operation comprised of 5 individuals which provides fixed income product to our financial advisory network and a foreign exchange operation comprised of 3 individuals which provides foreign exchange services to our financial advisory network and to other parts of the DundeeWealth business.

REAL ESTATE

Dundee Corp.’s real estate activities consist of: (i) the operations of its 77% owned subsidiary, Dundee Realty; and (ii) as at February 29, 2008 the Company’s 17.5% interest in Dundee REIT.

Dundee Realty

Dundee Realty provides asset management and advisory services including sourcing, acquiring, managing and developing commercial and residential real estate.  Dundee Realty presently has Assets under Management of over $5.0 billion, including over $4.3 billion of commercial real estate on behalf of North American and European clients, as well as on its own account.  On a combined basis, Dundee Realty owns or manages over 23 million square feet of commercial properties across Canada.  Assets under Management also include the ownership of a national residential real estate development business.  Dundee Realty also owns and provides strategic oversight and financial management services with respect to the master planning and development of approximately 4,200 acres of land located primarily in Western Canada.

At December 31, 2007, Dundee Realty owned land held for development with a cost of $153.8 million and land under development with a cost of $81.3 million.  The majority of these land holdings are located in Calgary and Edmonton.

Dundee Realty is also engaged in developing urban intensification projects in Toronto and Calgary, and resort development projects in Colorado and California.  In 2007, Dundee Realty continued to develop its inventory of housing and condominiums.  Housing and condominiums inventory increased 40% and

Dundee Corporation

Annual Information Form

Dundee Realty incurred development costs of $124.8 million during the year.  At December 31, 2007, major projects include the development of the Pure Spirit and Clear Spirit Condominium towers in downtown Toronto.

During 2007:

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Construction is approximately 72% complete for the 378-unit Pure Spirit condominium at the Distillery Historic District in Toronto with closings expected in the fourth quarter of 2008.  Approval has also been obtained to sever the southeast corner land where Clear Spirit, a 668-unit two-tower condominium development project, is planned.  Construction is expected to commence in 2008 with closings scheduled for 2011.  Marketing for this project has commenced and 233 units have been pre-sold conditional upon the project proceeding to the development stage.

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Construction has begun on the Base Camp One project in Granby, Colorado.  Dundee Realty has chosen to become a ground floor developer in the new Granby Ranch master planned community in a prime ski in/out location at the Sol Vista ski area.  Base Camp One is a 64-unit flagship residential lodge of which 36 units have been pre-sold to date.

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In Colorado, the Montezuma Bowl expansion was completed with the installation of the fixed grip quad chairlift.  The lift will be used to service the expanded area in Montezuma Bowl, which officially opened in January 2008.  Other additions consist of the completion of the Black Mountain Lodge which opened in October 2007 for full operations.

As of December 31, 2007, Dundee Realty had 138 employees.

Prior Restructuring of Dundee Realty

In June 2003, the Company completed its acquisition of Dundee Realty by way of plan of arrangement.  Pursuant to the arrangement, among other things, the commercial real estate business of Dundee Realty was organized into a publicly traded real estate investment trust, Dundee Real Estate Investment Trust, and Dundee Realty became a subsidiary of the Company.

In June 2006, the Company and the non-controlling shareholder of Dundee Realty restructured their holdings in Dundee Realty, pursuant to which, amongst other things, the Company exchanged certain of its holdings in common shares of Dundee Realty for redeemable preferred shares of Dundee Realty.  Concurrently, the non-controlling shareholder exercised options to acquire additional common shares of Dundee Realty at an aggregate exercise price of $1,680,000.  Following these transactions, the Company’s interest in Dundee Realty was diluted from 86.4% to 78.3%.

In July 2006, the Company further restructured its investment in Dundee Realty and transferred the indirect equity interest in Dundee REIT held by Dundee Realty to the newly created wholly owned subsidiaries of the Company.  This involved: (a) the continuance of Dundee Realty under the laws of British Columbia; (b) the exchange of part of the Company’s common share holdings of Dundee Realty for redeemable preference shares, and the exercise of options by the minority shareholder (resulting in the Company’s voting and equity interest being reduced to 77%); and (c) the transfer from Dundee Realty to the Company’s new subsidiaries of approximately 8.3 million units of Dundee Properties Limited Partnership (“DPLP”) (each such unit being convertible into units of Dundee REIT at the Company’s option) and 0.7 million units of Dundee REIT (“Dundee REIT Units”).  In addition, the minority shareholder of Dundee Realty was granted an option, through the issuance of a class of Dundee Realty shares, which will enable the minority shareholder to acquire additional shares of Dundee Realty over a six-year period commencing in 2007 at a cost of approximately $10.7 million.  If exercised, the shares issued on exercise of the option will increase the minority shareholder’s voting and equity interest in Dundee Realty from 23% at present to 30%, and correspondingly reduce the Company’s voting and equity interest to 70%.  The option vests in equal instalments over the six-year period and is subject to the minority shareholder remaining an employee of Dundee Realty.  In connection with the reorganization, the Company also

Dundee Corporation

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extended certain loans to Dundee Realty.  See “Relationship Between the Company and Certain Related Parties - Dundee Realty”.

Prior to the reorganization, Dundee Realty sold its 50% interest in Dundee Management Limited Partnership (“DMLP”) to Dundee REIT.  Dundee REIT already owned the other 50% interest in DMLP.  See “Dundee REIT”, below.  The purchase price consideration of $15.7 million was satisfied through the issuance of 450,000 limited partnership units of DPLP on closing.  The purchase agreement also included a price adjustment for up to an additional 100,000 units of DPLP.  As of March 31, 2007, Dundee Realty had earned the maximum cumulative additional 100,000 limited partnership units that it was entitled to receive, and these units were issued to Dundee Realty on June 30, 2007.  These limited partnership units may be converted into Dundee REIT Units on a one-for-one basis at Dundee Realty’s option.  Sufficient limited partnership units of DPLP are currently pledged and deposited with the trustee of the 5.85% Debentures (as defined below) to satisfy the exchange feature of those debentures into Units of Dundee REIT.  See “Description of Share Capital - Debentures - 5.85% Exchangeable Unsecured Subordinated Debentures”.  In connection with the transaction, DMLP and Dundee Realty also agreed to extend the terms of their agreement pursuant to which DMLP provides administrative and advisory services to Dundee Realty, for an additional five years to June 30, 2013.

As of February 29, 2008, the Company holds shares representing 77% of the votes and equity of Dundee Realty, as well as various classes of preference shares directly and indirectly through 0764704 B.C. Ltd.

Dundee Realty Credit Facility

In January 2006, Dundee Realty entered into a $50 million revolving term facility with a Canadian chartered bank maturing February 24, 2008.  On September 14, 2006, the amount available under the revolving term facility was increased to $100 million.  The loan facility is available for general corporate purposes and ongoing letter of credit requirements relating to its land development activities, and is secured by a general security agreement and a direct charge on certain properties.

Dundee REIT (TSX: D.UN)

Dundee REIT is an unincorporated, open-ended real estate investment trust and provides high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office properties as well as industrial and prestige industrial properties.  As of December 31, 2007, Dundee REIT’s office and industrial portfolio consisted of approximately 6.3 million square feet of gross leasable area, concentrated in Western Canada, primarily in Calgary as well as in Vancouver, Edmonton, Saskatoon, Regina, Yellowknife and Toronto.  Through DMLP, Dundee REIT currently provides property management services to its tenants and other businesses.

At February 29, 2008, the Company’s interest in Dundee REIT was approximately 17.5% and was held through its interest in Dundee Realty and certain wholly owned subsidiaries of the Company that own limited partnership units of DPLP (which holds all of the rental properties of Dundee REIT and Dundee REIT Units).  The limited partnership units held indirectly by the Company are not publicly traded and are exchangeable into Dundee REIT Units at any time.  Dundee REIT Units are traded on the Toronto Stock Exchange.

The Company, through its subsidiaries holds a corresponding voting interest in Dundee REIT by virtue of its holdings of special trust units issued to the holders of the Class B Series 1 limited partnership units of DPLP.  Pursuant to Dundee REIT’s declaration of trust, the Company has the right to appoint up to one less than a majority of the trustees, provided that the Company and its affiliates continue to beneficially own, in the aggregate, at least 2,000,000 Dundee REIT Units (or securities exchangeable into Dundee REIT Units).  The declaration of trust also provides the Company with pre-emptive rights on the issuance of Dundee REIT Units or any securities convertible into or exchangeable for Dundee REIT Units to maintain its proportionate interest in Dundee REIT.

Dundee Corporation

Annual Information Form

Sale of Portfolio Assets of Dundee REIT to GE Real Estate

On August 24, 2007, Dundee REIT completed the sale of the Eastern Portfolio to GE for aggregate consideration of $2.3 billion.  Dundee REIT continues to own a portfolio of office and industrial properties, primarily in Western Canada (the “Western Portfolio”).  On closing, Dundee REIT received cash of approximately $1.4 billion, which was utilized to redeem approximately 29.9 million Dundee REIT Units for $47.50 per unit.  In connection with the GE Transaction, GE acquired approximately 3.5 million Dundee REIT Units for $47.50 per Dundee REIT Unit, giving GE an approximate 16% interest in Dundee REIT.

The Company elected to redeem 58% of its interest pursuant to the GE Transaction.  As the Company tendered less than its proportionate share of units relative to other unitholders, the Company’s interest in Dundee REIT increased from approximately 16% immediately prior to the transaction to approximately 18% at such time.

Asset Management Agreements

GE entered into an asset management and advisory agreement with Dundee Realty pursuant to which Dundee Realty will provide asset management services to GE with respect to the Eastern Portfolio.  Dundee Realty also provides a broad range of asset management services to Dundee REIT which include:

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Base annual management fee calculated and payable on a monthly basis, equal to 0.25% of the gross asset value of properties;

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Incentive fee equal to 15% of Dundee REIT’s adjusted funds from operations per unit in excess of $2.65 per unit;

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Capital expenditures fee equal to 5% of all hard construction costs incurred on each capital project with costs in excess of $1 million, excluding work done on behalf of tenants or any maintenance capital expenditures;

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Acquisition fee equal to: (i) 1.0% of the purchase price of a property, on the first $100 million of properties in each fiscal year; (ii) 0.75% of the purchase price of a property on the next $100 million of properties acquired in each fiscal year; and (iii) 0.50% of the purchase price on properties in excess of $200 million in each fiscal year; and

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Financing fee equal to 0.25% of the debt and equity of all financing transactions completed on behalf of Dundee REIT to a maximum of actual expenses incurred by Dundee Realty in supplying services relating to financing transactions.

RESOURCES

The Company’s resource activities are carried out primarily through its wholly owned subsidiary, Dundee Resources Limited.  Principal investments of the Company in the resources sector also include its approximate 50.8% interest in Eurogas and its equity accounted investment holdings in each of Breakwater Resources Ltd. (“Breakwater”), Dundee Precious Metals Inc. (“Dundee Precious”), Corona Gold Corporation (“Corona”) and Valdez Gold Inc. (“Valdez”).  Currently, operating results from the Company’s resource operations are derived primarily from its equity investments as Eurogas is developing energy projects that are not yet operational.  As of February 29, 2008, Dundee Resources had four employees.

Dundee Corporation

Annual Information Form

Eurogas (TSX VENTURE: EUG)

Eurogas is a Canadian oil and gas exploration and development company with material interests in Spain and Tunisia.  Eurogas is developing an underground natural gas storage facility in Spain and is conducting exploration programs for oil and natural gas offshore Tunisia.  As of February 29, 2008, Eurogas had 6 employees.

Spain - Castor UGS Project

Eurogas’ Castor UGS Project entails the conversion of the abandoned Amposta oil field, located 21 kilometres off the eastern Mediterranean coast of Spain, to a natural gas storage facility (“Castor UGS Project”).  Eurogas is the majority interest holder and operator of the Castor UGS Project through its interest in Escal and which is held directly by Castor Limited Partnership (“CLP”).  As operator, Eurogas continued to advance the implementation of the Castor UGS Project in 2007.

The Castor UGS Project is one of the first underground gas storage projects intended to be developed under Spain’s current energy regulatory regime and, if approved, will become a regulated utility forming a crucial element of Spain’s energy infrastructure.  The project requires successful completion of a complex permitting process, including the grant of an exploitation concession (the “Concession”).  Escal continued to make progress with the authorities with the assistance of ACS in 2007.

In September 2007, the Company provided a commitment letter to Escal and Eurogas, committing to either arranging for or providing financing for the project of €45 million ($65 million) until the projected completion of project financing and for an additional estimated equity requirement of €25 million ($36 million), if then required, subject to various conditions, including the grant of the Concession.  In the event that the Concession is granted within the timeframe, the ACS Transaction will come into effect and the commitment letter will no longer be in effect.

On December 20, 2007, Eurogas entered into various agreements with ACS with respect to the Castor UGS Project.  Pursuant to the ACS Transaction, ACS increased its ownership in Escal from 5% acquired in August 2007 to 66.67% and thereby reduced the interest of CLP to 33.33% from 95%.  ACS is the largest construction group in Spain, the eighth largest in the world, and a global leader in the creation, construction and operation of infrastructure in a variety of industrial sectors, including the oil and gas sector.  The ACS Transaction is conditional upon the grant of the Concession, a key project milestone.  In the event that the Concession is not granted on or prior to June 17, 2008, CLP will be caused to return to a 95% interest and the agreements in respect of the ACS Transaction will terminate.  There is no assurance that the Concession will be granted within such time frame, or at all.

In the event the Concession is granted within the timeframe, ACS has agreed that, within 25 days of the grant of the Concession, it will repay most of the amount of CLP’s investment in the Castor UGS Project.  The amount is subject to due diligence which is presently underway and is expected to be approximately €30 million ($43.7 million).  A portion of the aggregate funds may have to later be repaid to ACS if the regulatory authorities do not include certain costs in the remuneration base.

ACS shall be responsible for the funding of the Castor Project, including providing all guarantees required, from the day it increased its shareholding in Escal through to the inclusion of the facility into the Spanish gas system.  Eurogas will not be required to put any equity or debt funds or provide any warranties required by project finance lenders or to provide any bridge financing.  Notwithstanding this, CLP’s interest in the project will at all times remain at 33.33%.  In the event that regulatory approval is not obtained within the timeframe and CLP’s interest in Escal reverts back to 95%, ACS will no longer be responsible for the funding.

In October 2007, work was completed on the Front End Engineering and Design Study which produced detailed design specifications for the facility and was used to estimate the cost of the project of approximately $2 billion.

Dundee Corporation

Annual Information Form

Tunisia:  Sfax Permit

Eurogas is conducting exploration programs for oil and natural gas in Tunisia.  Its 1.0 million acre Sfax Permit is located in shallow Mediterranean waters off Tunisia’s east coast in the Gulf of Gabes.  Eurogas, which holds a 45% working interest and is a non-operating partner in the permit, and its operating partner, Atlas Petroleum Exploration Worldwide Ltd. (“APEX”) are committed to drill one well within the four year term of the Sfax Permit.  This was established when the permit was successfully converted from a Prospecting Authorization Permit in December 2005.  Failure to fulfill the technical and financial commitments on the permit within the duration of the initial period of the concession will result in the cancellation of the permit by the Tunisia authorities.

Ras el Besh

During 2007, Eurogas and its operating partner continued with activities to drill the Ras el Besh prospect.  All costs associated with the Sfax Permit are capitalized as part of the pre-production phase of operations.

Farmout Area

The exploration strategy for the Sfax Permit was implemented in May 2006 when Eurogas and APEX entered into a Farmout Option Agreement with Anadarko Petroleum Corporation (“Anadarko”).  Anadarko can earn a maximum of 75% working interest in the farmount lands by completing two seismic acquisition programs, drilling two exploration wells, and reimbursing partners for up to $4.5 million of past costs.  The cost of the seismic program was paid by Anadarko.  Unless Anadarko makes a commitment by April 1, 2008 to drill an exploration well by December 31, 2008 and thereby potentially earn a working interest in the farmount lands, the farmout option agreement will expire and all rights will revert to Eurogas and APEX.

Specifically excluded from the Farmount Agreement were three areas covering a total of 50,400 acres surrounding three oil prospects (Ras el Besh, Jawhara and Salloum).  Eurogas and its partner retained an aggregate of 100% interest in these excluded lands (Eurogas holds a 45% interest) and plan to further evaluate and develop these plays.

Rights Offering

On March 14, 2008, Eurogas announced that, subject to receipt of regulatory approvals, it would complete a rights offering to its holders of common shares on or about August 24, 2008.  Under the offering one right will be issued for each common share outstanding and four rights will entitle the holder to purchase one additional common share of Eurogas at $0.97 per common share.  The Company has agreed to exercise all of its rights under its basic subscription right and subscribe for at least 15,807,760 common shares.  If all rights are exercised under the offering, 31,143,690 common shares will be issued for total gross proceeds of approximately $30,209,379.

At February 29, 2008, the Company owned, directly and indirectly, 63,231,043 common shares of Eurogas, representing approximately a 50.8% ownership interest in Eurogas.

Dundee Precious (TSX: DPM)

Dundee Precious is a Canadian based, international mining company engaged in the acquisition, exploration, development and mining of precious metals.  In 2003, it acquired certain Bulgarian mining assets and following the approval of its shareholders on April 15, 2004, transformed itself into an operating gold mining company.  Dundee Precious currently produces gold, copper and gold concentrates and has operations in Bulgaria and Armenia as well as significant exploration programs in

Dundee Corporation

Annual Information Form

Bulgaria, Serbia, Armenia and Canada.

Dundee Precious owns the Chelopech Mine, a producing gold/copper mine and the Krumovgrad Gold Project, a mining development project, both located in Bulgaria, and is engaged in mineral exploration activities in Serbia.  In addition, Dundee Precious owns the Back River gold exploration project in Nunavut, Canada and a 95% interest in the Kapan Mine in Armenia.  Dundee Precious also holds a strategic portfolio of investments in the precious metals and mineral related sector.

Bulgaria

In December 2005, the Board of Directors of Dundee Precious approved an investment of US$175 million to undertake the mine expansion and construction of a metal production facility at the Chelopech Mine in Bulgaria.  This investment is based on the results of its definitive feasibility study undertaken by GRD Minproc Ltd.  Dundee Precious is presently awaiting Bulgarian government approvals for the planned mine expansion and conversion of the Chelopech operation from gold/copper concentrate to onside finished copper metal and gold doré bullion production.  In March 2008, Dundee Precious announced that it had entered into a new agreement-in-principal with the Bulgarian government in respect of the Chelopech gold/copper operation.  Under the terms of the agreement in principle, Dundee Precious will pay a higher royalty for all the metals that can be mined economically at the Chelopech site.  The new royalty will replace the one entered into in good faith by Dundee Precious in 2004.  As well, Dundee Precious will provide a full environmental reclamation bond covering the Chelopech mine.  In addition, Bulgaria and Dundee Precious are entering into a public private partnership such that Bulgaria will own 25% of the new Chelopech facility.

Dundee Precious has also filed an environmental impact assessment (“EIA”) with the Ministry on its Krumovgrad Gold Project in Bulgaria.  Dundee Precious has not received a decision on this study from the Ministry within the statutory time limit required by Bulgarian law and, accordingly, Dundee Precious has brought this issue in front of the Bulgarian Court.  In February 2007, Dundee Precious announced that the Supreme Administrative Court of Bulgaria had revoked the silent refusal of the Ministry and has required the Ministry to issue a pronouncement on the Krumovgrad EIA.  The Ministry has filed an appeal of this latest decision and Dundee Precious is awaiting the decision of the Court of Appeal to revoke the silent refusal of the Minister of the Environment and Waters.  Consequently, the Krumovgrad Gold Project will be delayed until the EIA is approved.  The current exploration license on this property expires in June 2008.

Serbia

In April 2006, Dundee Precious and the Government of Serbia signed exploration and mining concession contracts for three exploration and exploitation concessions.  The exploration concession is granted for a three-year period, renewable for an additional two years, and includes mining rights that have been granted for 25 years.  In November 2007, Dundee Precious announced a new, major molybdenum-rhenium project in Serbia and in February 2008 announced further exploration work in Serbia and continues to support the previously announced molybdenum mineralization and its Surdulica Project in southeastern Serbia.  A scoping study is underway with expected completion in the second quarter of 2008.  In February, 2008 Dundee Precious announced that its exploration team in Serbia had identified a major zone of limestone hosted or “Carlin” style gold mineralized in northeastern Serbia.

Nunavut, Canada

In 2006, Dundee Precious increased its interest in the Back River Project to 100%, which comprises certain exploration properties located in Nunavut in the Canadian Arctic.

Dundee Corporation

Annual Information Form

Armenia

In August, 2006, Dundee Precious acquired 80% of Vatrin Investment Limited, a private entity that holds 100% of Deno Gold Mining Company, its principal asset being the Kapan Mine in southern Armenia.  The purchase price was US$22 million and Dundee Precious has committed an additional US$10 million for mine expansion.  In December 2007, Dundee Precious announced that it had acquired an additional 15% interest in Vatrin.  The US$4.7 million purchase price was satisfied through a combination of a cash payment and the issuance of 337,033 common shares of Dundee Precious.

In March 2008, Dundee Precious announced the initial diamond drilling results at the Kapan Mine which supported the potential for bulk mineable polymetallic open pit mineralization.

Other Developments

In June 2007, Dundee Precious announced that it had completed its previously announced bought deal financing for aggregate gross proceeds of approximately $74 million (the “Dundee Precious Financing”).  Pursuant to the over-allotment option, the underwriters subsequently purchased an additional 720,000 units at $10.50 for additional gross proceeds of approximately $7.5 million.  Dundee Corp. purchased 1,051,000 units and 225,000 flow-through shares under the Dundee Precious Financing.

In December 2007, Dundee Precious announced that together with Global Yatirim Holding A.S. of Istanbul, Turkey, it had entered into a memorandum of understanding that sets out the basis on which they intend to collaborate for the purposes of jointly assessing and, upon agreement, realizing prospective project opportunities in the mineral resource sector of Turkey.

At February 29, 2008, the Company owned, directly and indirectly, 12,642,555 common shares of Dundee Precious, representing approximately a 20.4% ownership interest in Dundee Precious.  The Company also owns 525,500 warrants of Dundee Precious.

Breakwater (TSX: BWR)

Breakwater is a resource company engaged in mining base metal deposits in the Americas.  Breakwater owns or has the exploration rights to base metal and gold exploration properties in Canada, Chile, Honduras and Tunisia and is also engaged in the acquisition, exploration and development of base and precious metals deposits globally.

Breakwater’s principal product is zinc concentrate.  It also produces copper, lead and gold concentrates and silver by-products.  Breakwater sells concentrates to smelters located in Canada, Europe, Asia and South America and to resellers who sell the concentrates to smelters throughout the world.  Breakwater sells a portion of the concentrate it produces under long-term supply agreements.  A portion is also sold by tender as well as into the spot market.

During 2007, Breakwater’s concentrate production was derived from two mines located in Canada, one each in British Columbia and Quebec; and a mine located in each of Chile and Honduras.

In October 2005, the Company acquired 18,000,000 common shares of Breakwater at $0.38 per share, in a private transaction and in March 2006, the Company exercised 1 million warrants to purchase common shares of Breakwater at $0.19.  In the first quarter of 2007, the Company exercised warrants to acquire an additional 30.8 million shares at $0.20 for an aggregate cost of $6.2 million, increasing the Company’s ownership from 18% to approximately 24%.  In December 2007, the Company announced that it purchased 6,122,449 flow-through common shares in Breakwater pursuant to a private transaction at $1.96 per share, which increased the Company’s ownership by approximately 1%.  Breakwater will use the proceeds to fund a portion of their 2008 exploration program.

Dundee Corporation

Annual Information Form

At February 29, 2008, the Company owned, directly and indirectly, 108,002,510 common shares of Breakwater, representing approximately a 25.4% ownership interest.

Corona (TSX: CRG)

Corona is involved in the exploration of geologically attractive properties for precious and base metals in Canada.  It holds a 51% operating joint venture interest in the Sugar Zone property near Marathon, Ontario and is also looking at other business development opportunities in the resource sector.

At February 29, 2008, the Company owned, indirectly, 4,971,197 common shares, representing approximately a 27.1% ownership interest in Corona.

Valdez (TSX VENTURE: VAZ)

Valdez’ primary mission is the acquisition, exploration and subsequent development of mineral resource properties in Mexico, including the Los Jarros and Jarros Norte properties in the province of Chihuahua, as well as other geologically attractive countries with stable political and investment climates.

At February 29, 2008, the Company owned, indirectly, 26,458,972 common shares, representing approximately a 33.6% ownership interest in Valdez.

Iberian Minerals Corp. (TSX VENTURE: IZN)

Iberian Minerals Corp. (“Iberian”) is a Canadian domiciled exploration and mining company that is developing the Aguas Tenidas zinc-copper polymetallic mining project (the “Mine”) in southeastern Spain.  In February 2006, Steffen, Robertson and Kirsten (U.K.) Ltd., independent mining consultants completed a positive feasibility study (the “SRK Study”) on the Mine.  The Mine is expected to achieve commercial production in early 2009.

In February 2008, Iberian acquired 92% of Compania Minera Condestable (“CMC”) from Trafigura Beheer B.B. (“Trafigura”) which owns and operates the Condestable mine and leases the Raul mine, located 90 kilometres south of Lima in Peru.  The Condestable mine has been in continuous production since 1998.  As a result of the CMC acquisition, Trafigura’s interest in Iberian increased to approximately 42%.

Dundee Resources holds a $25 million, 5-year convertible subordinated secured debenture in Iberian, the outstanding principal amount of which is convertible into units of Iberian at a conversion price which increases from $1.25 per unit to $1.52 per unit at maturity of the debentures.  Each unit of Iberian consists of one common share in Iberian and one-half of a warrant, each warrant being exercisable for one common share of Iberian at an exercise price of $2.00 for a period of two years.  At any time after three years, Iberian may accelerate the conversion feature if the closing price of Iberian exceeds $2.00 per share for a specified period.  The debenture bears interest at 6% per annum, which is expected to be paid in common shares of Iberian at its prevailing market price.

In the fourth quarter of 2006, Dundee Resources also acquired approximately 2.8 million Iberian special warrants for aggregate consideration of $3.7 million.  The proceeds of the issuance and sale of the special warrants were held in escrow until the third quarter of 2007.  The escrow release conditions relating to the special warrants were satisfied, and as a result the special warrants in Iberian were converted into 711,538 of each of Series 1 and Series 2 warrants and 2,846,154 common shares.

Assuming the conversion of the debenture and the warrants held, Dundee Resources holds an approximate 12% ownership interest in Iberian as of February 29, 2008.

Dundee Corporation

Annual Information Form

OTHER INVESTMENTS AND CORPORATE COSTS

The Company’s other investments include investments in both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as mutual funds.  This operating segment of the Company also includes the Company’s general corporate overhead costs, which are not specifically allocated to any operating division.

Financings

The Company may seek additional financing with one or more financial institutions or in the capital markets from time to time.  In the past three years, the Company completed the following offerings:

•

On June 22, 2005, the Company completed a public offering of subordinated debentures which bear interest at 5.85% per annum, and which mature on June 30, 2015, for gross proceeds of $100 million.  The debentures are exchangeable for units of Dundee REIT held by the Company.  See “Description of Share Capital - Debentures - 5.85% Exchangeable Unsecured Subordinated Debentures”.  As at December 31, 2007, approximately $9.9 million of the 5.85% subordinated debentures were outstanding.

•

On December 12, 2005, the Company announced its intention to purchase up to 2.5 million Subordinate Voting Shares through a substantial issuer bid (the “Offer”) in Canada, the United States and other permitted jurisdictions.  On January 23, 2006, the Company announced the extension of the term of the Offer until February 6, 2006 and removed the minimum conditions originally associated with the Offer.  Upon completion of the Offer a total of 71,412 shares were determined to be validly deposited at a price of $29.50 per Subordinate Voting Share.  The shares purchased comprised approximately 0.3% of the outstanding Subordinate Voting Shares of the Company.

•

On June 28, 2006, the Company completed the completion of a public offering of 6,000,000 Cumulative Redeemable First Preference Shares, Series 1 (the “Series 1 Shares”).  The Series 1 Shares were priced at $25.00 and carry a 5.00% annual dividend.  The Company used the net proceeds of this offering for general corporate purposes including for the redemption of the $150 million principal amount 6.7% senior unsecured debentures of the Company.

Acquisition and Disposition of Assets

At any point in time, Dundee Corp. may be involved in various stages of discussions and/or negotiations to complete one or more transactions including acquisitions or dispositions directly or through its wholly or partially owned subsidiaries which carry on certain of the Company’s activities and investments.  These prospective transactions may be with respect to companies operating within existing businesses or business channels not yet identified or pursued by Dundee Corp.  In respect of any potential acquisition, the purchase price may be paid in cash, through the issue of securities of the Company or of a subsidiary of the Company or through a combination thereof and may be financed through debt, equity or internally financed.  There can be no assurance that any of the transactions being discussed or negotiated will be completed.  The Company may increase or decrease its interest in certain of its holdings, may combine or restructure certain of its holdings into new investment products or new stand-alone entities or may entirely dispose of certain of its holdings in the future.  Accordingly, during any period, the market value of the Company’s holdings will vary and the amounts that are recorded as investment gains and losses may fluctuate significantly.

For additional information relating to Dundee Corp.’s business, please see the information under the heading “Operating Segments and Significant Investments” in the Company’s 2007 Management’s Discussion and Analysis (the “2007 MD&A”), which is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Dundee Corporation

Annual Information Form

DIVIDEND POLICY

The current practice of the Company is to pay dividends to the holders of its Series 1 Shares.  The Company has not established a dividend policy with respect to the Subordinate Voting Shares or the Common Shares of the Company.  The dividend policy with respect to all of the shares of the Company is reviewed by the directors of the Company on a quarterly basis and any future determination to pay dividends will be at the discretion of the directors of the Company and will depend on the financial condition, results of operations and capital requirements of the Company and such other factors as the directors of the Company consider relevant.

The following table discloses the dollar amount of cash dividends declared per share for the Series 1 Shares of the Company outstanding during the financial years ended December 31, 2007, 2006 and 2005:

Dividends per Outstanding Share	2007	2006(1)	2005

Series 1 Shares	$1.25	$0.63187	-

(1)

The Company began paying dividends on the Series 1 Shares on October 2, 2006.

MARKET FOR SECURITIES

SUBORDINATE VOTING SHARES

The Subordinate Voting Shares are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.A.  The Common Shares were delisted from the Toronto Stock Exchange on January 31, 2000.  The following table sets forth information relating to the price range and volume traded for the Subordinate Voting Shares on a monthly basis for each month of the year ended December 31, 2007:

Month	High Price(1) (Cdn. $)	Low Price(1) (Cdn. $)	Close Price(1) (Cdn. $)	Traded Volume(1)

January 2007	19.32	16.24	17.88	929,532
February 2007	18.85	17.67	18.42	639,669
March 2007	18.42	16.77	17.78	1,516,707
April 2007	18.00	16.83	17.06	1,528,311
May 2007	20.73	16.95	20.53	2,842,632
June 2007	24.29	20.18	23.25	2,611,191
July 2007	25.20	19.73	20.23	2,070,509
August 2007	21.80	15.66	18.88	3,627,338
September 2007	22.70	16.38	21.98	8,740,147
October 2007	23.65	20.15	21.80	3,075,295
November 2007	22.00	18.59	22.00	2,188,603
December 2007	23.35	17.95	18.87	2,135,478

(1)

All Prices and Volumes have been adjusted to take into account the 3-for-1 stock split which became effective close of business on July 6, 2007.

5.85% DEBENTURES

The 5.85% Debentures, as defined in “Description of Share Capital - Debentures”, are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.DB.

Dundee Corporation

Annual Information Form

The following table sets forth information relating to the price range and volume traded for the 5.85% Debentures on a monthly basis for each month of the year ended December 31, 2007:

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume

January 2007	136.30	123.49	134.40	73,680
February 2007	142.00	127.06	136.00	30,950
March 2007	136.50	125.01	134.00	26,320
April 2007	139.99	124.04	129.84	28,870
May 2007	138.00	122.04	125.02	34,810
June 2007	156.63	135.00	150.00	63,950
July 2007	152.00	140.84	145.00	18,540
August 2007	149.00	122.68	122.68	23,190
September 2007	130.49	122.00	130.38	3,860
October 2007	130.44	121.04	122.50	3,400
November 2007	120.99	112.04	117.47	1,200
December 2007	133.00	112.51	120.00	1,730

SERIES 1 SHARES

The Series 1 Shares are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.PR.A.

The following table sets forth information relating to the price range and volume traded for the Series 1 Shares on a monthly basis for each month of the year ended December 31, 2007:

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume

January 2007	25.79	25.36	25.68	80,280
February 2007	25.85	25.30	25.59	64,090
March 2007	25.78	25.02	25.14	681,213
April 2007	25.24	24.70	24.85	70,078
May 2007	25.45	24.65	24.65	56,355
June 2007	25.02	23.25	23.89	51,183
July 2007	24.94	23.65	24.01	46,682
August 2007	24.25	21.31	22.50	82,774
September 2007	25.00	22.10	22.80	65,296
October 2007	22.99	22.25	22.61	45,084
November 2007	22.90	20.10	22.37	93,720
December 2007	22.90	19.56	20.16	153,685

DIRECTORS AND OFFICERS

The following table sets forth the name and place of residence, position held with the Company and principal occupation of each of the directors and officers of the Company as of February 29, 2008.  Directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Dundee Corporation

Annual Information Form

Name and Place of Residence	Position Held in the Company	Director Since	Principal Occupation

Directors (including Directors who are Officers)

Normand Beauchamp (1) (2) Montreal, Québec, Canada	Director	1991	President, Capital NDSL Inc., investment company

Jonathan Goodman Toronto, Ontario, Canada	Director	1996	President and Chief Executive Officer, Dundee Precious Metals Inc., an operating gold mining company

Ned Goodman Innisfil, Ontario and Saint-Sauveur, Québec, Canada	President, Chief Executive Officer and Director	1991	President and Chief Executive Officer, Dundee Corp. and Chairman, DundeeWealth

Harold P. Gordon (2) (3) Sunny Isles, Florida, U.S.A.	Chairman and Director	2000	Chairman, Dundee Corp.

Dr. Frederick H. Lowy (3) Montreal, Québec, Canada	Director	1999	Consultant; President Emeritus, Concordia University

Garth A.C. MacRae (1) Toronto, Ontario, Canada	Director	1991	Director of public and private companies

Robert McLeish (1) Toronto, Ontario, Canada	Director	2002	Consultant

K. Barry Sparks (1) Toronto, Ontario, Canada	Director	1993	President, Torvan Capital Group, corporate advisory and management company

Harry R. Steele (2) (3) Dartmouth, Nova Scotia, Canada	Director	1991	Chairman, Newfoundland Capital Corporation Limited, communications company

Non-Director Officers

Joanne Ferstman Toronto, Ontario, Canada	Executive Vice President, Chief Financial Officer and Secretary		Executive Vice President, Chief Financial Officer and Secretary, Dundee Corp.; Executive Vice President and Chief Financial Officer, DundeeWealth

Lucie Presot Toronto, Ontario, Canada	Vice President and Controller		Vice President and Controller, Dundee Corp. and DundeeWealth

Lili Mance Toronto, Ontario, Canada	Assistant Corporate Secretary		Assistant Corporate Secretary, Dundee Corp. and DundeeWealth

Dundee Corporation

Annual Information Form

Notes:

(1)

Member of Audit Committee

(2)

Member of Compensation Committee

(3)

Member of Corporate Governance Committee

Each of the foregoing individuals has held his or her present principal occupation, or other executive offices with the same company or its predecessors or affiliates for the past five years.  Mr. Gordon was a director of Great Northern Paper, Inc., a private U.S. corporation, until June 3, 2002, approximately seven (7) months before such corporation filed for an arrangement under Chapter 11 of the U.S. Bankruptcy Code on January 9, 2003, followed by liquidation on May 22, 2003 pursuant to Chapter 7 of such Act.  Mr. Beauchamp was a director of CINAR Corporation, a company which was, among other things, the subject of a cease trade order.  Mr. Steele was a director of Canada 3000 Inc. between May 16, 2000 and November 10, 2001, a company that sought protection under the Companies Creditors Arrangement Act (Canada) on November 11, 2001.

As of February 29, 2008, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control over, 3,933,413 Subordinate Voting Shares, representing approximately 5.4% of the outstanding Subordinate Voting Shares, and 2,556,651 Common Shares, representing approximately 81.9% of the outstanding Common Shares, in the aggregate representing approximately a 8.6% equity interest and approximately a 67.5% voting interest in the Company.  Pursuant to the deferred share unit plan of the Company, the directors and senior officers of the Company also hold an aggregate of 419,868 deferred share units.  As of February 29, 2008, Mr. Ned Goodman owned Subordinate Voting Shares, options to purchase Subordinate Voting Shares, Common Shares and an option to purchase Common Shares representing approximately an 80.2% voting interest in the Company assuming the exercise of such options.  See also “Relationship Between the Company and Certain Related Parties - Jodamada Transaction” below.

As of February 29, 2008, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control over: 72,175,171 common shares; 5,453,668 first preference shares, series X, 508,571 special shares, series C, 250,000 special shares, series D and 20,000 special shares, series E of DundeeWealth, together representing approximately a 63.2% voting interest in DundeeWealth.  Of this 63.2% voting interest, the Company owned, directly or indirectly, or exercised control over a 62.8% voting interest in DundeeWealth on a non-diluted basis.

As of February 29, 2008, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control over 65,402,937 common shares of Eurogas, representing approximately a 52.5% ownership interest in Eurogas.  Of this 52.5% ownership interest, the Company owned, directly or indirectly a 50.8% ownership interest in Eurogas on a non-diluted basis.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Common Shares, an unlimited number of first preference shares, issuable in series (“First Preference Shares”), an unlimited number of second preference shares, issuable in series (“Second Preference Shares”) and an unlimited number of third preference shares, issuable in series (“Third Preference Shares”).  The following is a summary of the rights, privileges, restrictions and conditions attached to each class of shares of the Company.

SUBORDINATE VOTING SHARES AND COMMON SHARES

Holders of Subordinate Voting Shares and Common Shares are entitled to one vote and 100 votes,

Dundee Corporation

Annual Information Form

respectively, for each such share held on all votes taken at meetings of the shareholders of the Company.  As of February 29, 2008, there were issued and outstanding 72,456,631 Subordinate Voting Shares and 3,120,111 Common Shares and such outstanding Subordinate Voting Shares represented an aggregate of 18.8% of the votes entitled to be voted at a meeting of holders of Subordinate Voting Shares and holders of Common Shares.  Subject to the rights of holders of First Preference Shares, Second Preference Shares, Third Preference Shares and other shares of the Company ranking prior to the Subordinate Voting Shares and Common Shares, the Subordinate Voting Shares and Common Shares participate equally, share for share, as to dividends.  The Common Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time, subject to adjustment.

In the event an offer to purchase Common Shares is made which must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are then listed, be made to all or substantially all of the holders of Common Shares residing in any province of Canada, each Subordinate Voting Share will be convertible at the option of the holder into one Common Share, subject to adjustment, at any time from the day the offer is made until: (a) in the case of an offer other than an offer made through the facilities of a stock exchange, the latest time for deposit of Common Shares under the offer; and (b) in the case of an offer made through the facilities of a stock exchange on which the Common Shares are listed, 12:30 p.m., Toronto time, on the business day immediately preceding the last date upon which holders of Common Shares may accept the offer.  The right of conversion into Common Shares will not come into effect in the event that an identical offer in terms of price per share, percentage of shares to be taken up and other essential terms is made to purchase Subordinate Voting Shares concurrently with the offer to purchase Common Shares.  All Subordinate Voting Shares so converted into Common Shares will be automatically reconverted into Subordinate Voting Shares: (a) in the case of Common Shares taken up and purchased under the offer, immediately after the Common Shares are taken up and purchased under the offer; or (b) in the case of Common Shares not taken up and purchased under the offer, immediately after such Common Shares are released to the holder thereof.

Each Subordinate Voting Share will be automatically converted into a Common Share in the case of an exempt take-over bid for Common Shares at a price per Common Share exceeding 115% of the trading price of the Subordinate Voting Shares by an offeror acquiring shares of the Company such that the offeror holds voting shares of the Company having attached thereto 50% or more of the votes attached to all of the then outstanding shares of the Company.  Other than as set out above, holders of Subordinate Voting Shares and Common Shares rank equally in all respects.

Subject to the rights of holders of First Preference Shares, Second Preference Shares, Third Preference Shares and other shares of the Company ranking prior to the Subordinate Voting Shares and Common Shares, holders of Subordinate Voting Shares and Common Shares are entitled to participate equally in the property and assets of the Company available to such holders in the event of the liquidation, dissolution or winding-up of the Company.

The listing agreement between the Company and The Toronto Stock Exchange provides that, prior to the issue from treasury of any Common Shares, the separate approval of holders of Subordinate Voting Shares is required in addition to any shareholder approvals which might otherwise be required by The Toronto Stock Exchange or any other exchange on which such shares are listed.  This restriction does not apply to the issue of Common Shares upon conversion of Subordinate Voting Shares in accordance with the rights thereof or pursuant to the declaration of stock dividends on the Common Shares payable in Common Shares provided that such stock dividends do not result in the issue in any calendar year of more than 5% of the Common Shares issued and outstanding as at the last day of the immediately preceding calendar year.

FIRST PREFERENCE SHARES

Each series of First Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank on a parity with the First Preference Shares of every other series and senior to the Subordinate Voting Shares, Common

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Annual Information Form

Shares, Second Preference Shares and Third Preference Shares.

Except in accordance with any voting rights which may be attached to any series of First Preference Shares, the holders of First Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of First Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the First Preference Shares represented and voted at a meeting called and held for such purpose.

Series 1 Shares

The fourth series of First Preference Shares are designated as Series 1 Shares and 6,900,000 Series 1 Shares are authorized to be issued.  Holders of Series 1 Shares are not entitled to any voting rights (except as otherwise provided by law or in the conditions attaching to the First Preference Shares as a class).  Holders are entitled to receive quarterly fixed cumulative preferential cash dividends, if declared by the Board, in an amount equal to $1.25 per share per annum.

The Series 1 Shares are redeemable at the option of the Company for a cash price of $27.25 per share if redeemed prior to June 30, 2006 and declining to $25.00 if redeemed on or after June 30, 2015, together with all accrued and unpaid dividends thereon, provided that redemptions prior to June 30, 2011 shall be limited to circumstances in which the Series 1 Shares are entitled to vote separately as a class or series by law.

Prior to June 30, 2016, a holder of Series 1 Shares cannot require the Company to redeem any Series 1 Shares.  On or after June 30, 2016, a holder of Series 1 Shares may require the Company to redeem such shares for a cash price of $25.00 per share, together with all accrued and unpaid dividends thereon.  On or after June 30, 2006 and prior to June 30, 2016 each Series 1 Share will be convertible at the option of the Company, into Subordinate Voting Shares of the Company provided that any conversions prior to June 30, 2011 shall be limited to circumstances in which the Series 1 Shares are entitled to vote separately as a class or series by law.  The number of Subordinate Voting Shares into which each Series 1 Share may be so converted will be determined by dividing the then applicable redemption price per Series 1 Share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of: (i) $2.00; and (ii) 95% of the weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fourth day prior to the date specified for conversion or, if such fourth day is not a trading day, the immediately preceding trading day.  The Company does not currently intend to convert the Series 1 Shares.

The Company may purchase for cancellation all or any part of the then outstanding Series 1 Shares on the open market, by private agreement or otherwise.

The holders of Series 1 Shares are entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors, in an amount equal to $1.25 per share per annum (less any tax required to be deducted and withheld by the Company from payments to non-residents) to accrue daily from and including the original date of issue, payable on the last day of March, June, September and December in each year.

In the event of the liquidation, dissolution or winding up of the Company, holders of Series 1 Shares are entitled to receive from the assets of the Company an amount equal to $25.00 per Series 1 Share, together with an amount equal to all accrued but unpaid dividends thereon, before any amount shall be paid by the Company to holders of any Shares ranking junior as to capital to the Series 1 Shares.

As of February 29, 2008, there were 6,000,000 Series 1 Shares outstanding.

Dundee Corporation

Annual Information Form

SECOND PREFERENCE SHARES

Each series of Second Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank junior and subordinate to the First Preference Shares, on a parity with Second Preference Shares of every other series and senior to the Subordinate Voting Shares, Common Shares and Third Preference Shares.

Except in accordance with any voting rights which may be attached to any series of Second Preference Shares, the holders of Second Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of Second Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the Second Preference Shares represented and voted at a meeting called and held for such purpose.

THIRD PREFERENCE SHARES

Each series of Third Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank junior and subordinate to the First Preference Shares and the Second Preference Shares, on a parity with the Third Preference Shares of every other series and senior to the Subordinate Voting Shares and Common Shares.

Except in accordance with any voting rights which may be attached to any series of Third Preference Shares, the holders of Third Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of Third Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the Third Preference Shares represented and voted at a meeting called and held for such purpose.

DEBENTURES

5.85% Exchangeable Unsecured Subordinated Debentures

The Company has issued $100 million principal amount of 5.85% exchangeable unsecured subordinated debentures (the “5.85% Debentures”) pursuant to a trust indenture (the “5.85% Trust Indenture”) dated as of June 22, 2005 between the Company and Computershare Trust Company of Canada, as trustee.  The 5.85% Debentures are direct, unsecured, subordinated obligations of the Company, bear interest at the rate of 5.85% per annum and mature on June 30, 2015.  The 5.85% Debentures are exchangeable at the holders’ option for Series A Units (“Units”) of Dundee REIT held by the Company or its subsidiaries at any time prior to the earlier of the maturity date and the date fixed for redemption at an exchange price of $29.75 per Unit (being a ratio of 33.6134 Units per $1,000 principal amount of 5.85% Debentures), subject to customary adjustment events.

The 5.85% Debentures are not redeemable before June 30, 2009 (except in the event of a change in control of Dundee REIT, as defined).  On and after June 30, 2009 and prior to June 30, 2011, the 5.85% Debentures may be redeemed in whole or in part from time to time at the Company’s option provided that the market price for the Units is not less than 125% of the exchange price.  On and after June 30, 2011, the 5.85% Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued interest.  In the event of a change of control of Dundee REIT at any time, the 5.85% Debentures may be redeemed at the option of either a holder or the

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Company; at a price of 101% of the principal amount thereof if redeemed by a holder, and at a price which is a specified percentage of the principal amount thereof if redeemed by the Company (being 106% during the 12 month period commencing June 30, 2005 and declining 1% per 12 month period thereafter to 101% in the 12 month period commencing June 30, 2010, and at par thereafter).  The Company may satisfy its obligation to repay the principal amount of the 5.85% Debentures on redemption (including upon a change of control of Dundee REIT) or at maturity, in whole or in part by delivering that number of Units equal to the amount due divided by 95% of the market price for the Units at that time, plus accrued interest in cash.

Subsidiaries of the Company have pledged and deposited with the trustee sufficient securities which are themselves exchangeable for Units in order to permit full exchange of the 5.85% Debentures (the “Pledged Units”).  Payment of the principal amount of, and interest (and premium, if any) on the 5.85% Debentures is subordinated in right of payment, in the circumstances set forth in the 5.85% Trust Indenture, to “Senior Indebtedness”, as defined in the 5.85% Trust Indenture.  The 5.85% Trust Indenture does not limit the Company’s ability to incur additional indebtedness, including indebtedness that ranks senior to the 5.85% Debentures, or from mortgaging, pledging or charging real or personal property or properties of the Company to secure any indebtedness (other than security over the Pledged Units).  Material modifications and amendments of the 5.85% Trust Indenture (including the waiver of events of default) require the approval of the holders of 66 2/3% of the principal amount of the then outstanding 5.85% Debentures present at a meeting or represented by proxy or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the then outstanding 5.85% Debentures.

The Company has a $150 million revolving term credit facility (the “Revolving Credit Facility”) with a Canadian chartered bank (the “Revolving Facility Lender”).  See “Description of Share Capital - Credit Facility” below.  The consent of the Revolving Facility Lender was required and was obtained in connection with the issuance of the 5.85% Debentures.  The Revolving Facility Lender agreed that the Company may satisfy the repayment of the 5.85% Debentures: (i) at maturity in cash or Units; or (ii) prior to maturity with Units not to exceed the number of Pledged Units or by the payment of cash not to exceed the fair market value of the Pledged Units, in each case pro-rata in respect of the particular redemption.  Prior to maturity (including upon a change of control of Dundee REIT) the consent of the Revolving Facility Lender is required if: (a) the Company makes repayment in cash in an amount in excess of the fair market value of the Pledged Units or in Units in excess of the number of Pledged Units, in each case pro-rata in respect of the particular redemption; or (b) after any event of default occurs under the Revolving Credit Facility, the Company wishes to make any payment of interest on the 5.85% Debentures.  If the Revolving Facility Lender does not provide such consent, any such cash or Unit payment that may be made may constitute an event of default under the Revolving Credit Facility.  The Company will not be obligated, and may not be able, to deliver Units in satisfaction of such redemption price in the event a debentureholder requires redemption upon a change in control of Dundee REIT, and the failure to satisfy the redemption price in either cash or Units would constitute an event of default for the purposes of the 5.85% Trust Indenture.

As at December 31, 2007, approximately $9.9 million 5.85% Debentures were outstanding.

CREDIT FACILITY

On August 24, 2007, the Company renewed its Revolving Credit Facility with the Revolving Facility Lender.  As part of that renewal, the Company increased the amount available pursuant to the credit facility from $100,000,000 to $150,000,000 and extended the expiry date to August 30, 2008.  The credit facility provides for a tiered interest rate structure based on the Company’s public debt rating on its debentures.  Based on the Company’s current debt rating, draws on the credit facility bear interest, at the Company’s option, at either a Canadian chartered bank’s prime lending rate, or Corporate Banker’s Acceptance rate plus 0.85%.  The Company is subject to a standby fee of 0.20% on unused amounts under the facility.

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Amounts borrowed pursuant to the renewed credit facility are secured by a pledge of certain of the Company’s interest in common shares of DundeeWealth.  The pledge is limited to that number of common shares of DundeeWealth that, at fair value, provides two times coverage over amounts borrowed pursuant to the facility.  At December 31, 2007, $5.7 million was drawn on the facility.

DUNDEEWEALTH CREDIT FACILITY

On February 15, 2007, DundeeWealth established the DundeeWealth Credit Facility, for a maximum of $350,000,000 with a Canadian chartered bank.  On August 17, 2007, DundeeWealth increased the maximum available pursuant to the credit facility to $500,000,000.  Pursuant to the terms of the DundeeWealth Credit Facility, DWM, DMFL Holding Corp. and GCICL are guarantors of the facility.  The facility is secured by the assets of DundeeWealth, DWM, DMFL Holding Corp. and GCICL and contains customary representations, warranties, indemnities and covenants of DundeeWealth (including covenants requiring the maintenance of a minimum level of Assets under Management and earnings, restricting the existence of secured indebtedness, dispositions of assets in excess of a specified amount and other standard restrictions).  For Canadian dollar borrowings, the facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.80%.  For U.S. dollar borrowings, the facility bears interest, at DundeeWealth’s option, either at LIBOR plus 0.80% or at the bank’s prevailing U.S. base rate.  Euro borrowings under the credit facility bear interest at EURIBOR plus 0.80%.  Unused amounts available under the facility are subject to standby fee of 0.15% per annum.  The revolving term facility will convert into a non-revolving credit facility in August 2008, subject to a mutually agreed extension (the “Term Out Date”).  All amounts outstanding under the DundeeWealth Credit Facility are required to be repaid in full on the date which is four years after the Term Out Date.  As at December 31, 2007, $127.7 million was drawn on the DundeeWealth Credit Facility.

RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  A description of the rating categories of each of the rating agencies that have rated the 5.85% Debentures and Series 1 Shares follows.  The credit rating accorded by each rating agency to the 5.85% Debentures and Series 1 Shares is not a recommendation to buy, sell or hold the 5.85% Debentures and Series 1 Shares and does not address the market price or suitability of a specific security for a particular investor.  Credit ratings may not reflect the potential impact of all risks on the value of such securities.  Credit ratings may be subject to revision or withdrawal at any time by the applicable rating agency and there can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.  Real or anticipated changes in the ratings assigned to such securities may affect the market value of these securities.

5.85% Debentures

Dominion Bond Rating Service Limited (“DBRS”) has not issued a rating for the 5.85% Debentures.

According to Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies Canada Corporation (“S&P”), its long-term credit ratings are based, in varying degrees, on the following considerations: likelihood of payment; capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.  The 5.85% Debentures were assigned a rating of BB by S&P.  An obligation rated BB by S&P indicates that it is less vulnerable to non-payment than other speculative issues.  However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the company’s inadequate capacity or unwillingness to meet its financial commitment on the obligation.  The BB rating is the fifth highest rating of 10 rating levels assigned by S&P for long term

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issues.

Ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.  Each S&P rating also has a rating outlook which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).  In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions.  An outlook is not necessarily a precursor of a rating change.  The S&P rating outlooks have the following meanings: (a) “positive” means that a rating may be raised; (b) “stable” means that a rating is not likely to change; (c) “developing” means that a rating may be raised or lowered; and (d) “negative” means that a rating may be lowered.

Series 1 Shares

DBRS

The Series 1 Shares have been given a rating of Pfd-3 (low) by DBRS.  Pfd-3 (low) is the ninth highest of sixteen ratings used by DBRS for preferred shares.  According to DBRS, preferred shares rated Pfd-3 are of adequate credit quality and, while protection of dividends and principal is still considered acceptable for such preferred shares, the issuing entity of preferred shares with a Pfd-3 rating is considered to be more susceptible to adverse changes in financial and economic conditions, there may be other adverse conditions present which detract from debt protection.

S&P

The Series 1 Shares have been given a global scale rating of BB, Canadian scale rating of P-3, by S&P.  Such P-3 rating is the eighth highest of eighteen ratings used by S&P in its Canadian Preferred share rating scale.  According to S&P, such a P-3 rating indicates that although the obligation is considered to be less vulnerable to non-payment than other speculative issues, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

NORMAL COURSE ISSUER BID

On March 28, 2008 the Company renewed its normal course issuer bid providing for purchases of up to a maximum of 4,663,952 Subordinate Voting Shares representing approximately 10% of its public float.  Purchases may commence on April 1, 2008 and will terminate no later then March 31, 2009.  Any Subordinate Voting Shares so purchased will be made in accordance with the policies and rules of The Toronto Stock Exchange (the “TSX”) and the price paid will be the market price at the time of purchase.  Purchases will be made at such times as the Company believes that the market price of the Subordinate Voting Shares does not reflect their underlying value.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN RELATED PARTIES

PRINCIPAL SHAREHOLDER OF DUNDEEWEALTH AND DWM

The Company is the principal shareholder of DundeeWealth.  As of February 29, 2008, the Company owned, directly or indirectly, 69,362,531 common shares and 5,453,668 first preference shares, series X which are convertible into common shares of DundeeWealth on a 1.2 for 1 basis.  The Company has voting control over 2,323,116 common shares of DundeeWealth that are held in escrow.  All of the outstanding special shares, series C, special shares, series D and special shares, series E are currently held in escrow and will be released from escrow and converted into common shares at various dates ending on September 3, 2009 initially on a one-for-one basis, subject to adjustment in certain

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circumstances.  While the special shares, series C, the special shares, series D and the special shares, series E are held in escrow, they will be voted in the same manner as the shares of DundeeWealth held by the Company are voted at all meetings of the shareholders of DundeeWealth.  This represents a direct and indirect equity ownership of 49.2% assuming the conversion of the first preference shares, series X and a direct and indirect or control over a 62.8% voting interest by the Company in DundeeWealth on a non-diluted basis.

PURCHASE OF ABCP

In August 2007, DundeeWealth purchased the ABCP owned by Dundee Bank of Canada for approximately $400 million.  DundeeWealth increased its credit facility to $500 million and also entered into a non-revolving, non-amortizing operating demand loan credit agreement on August 29, 2007 with the Company (the “DC Credit Facility”).  The DC Credit Facility was repaid in full in 2007.

The DC Credit Facility terms included the payment by DundeeWealth of interest on the principal amount and overdue interest, calculated daily and paid monthly, not in advance as a rate per annum equal to the Prime Rate (as defined under the Company’s credit facility with a Canadian chartered bank) plus two percent.  In addition, DundeeWealth agreed that the Company would thereafter be entitled to vote any shares issued by DundeeWealth under DundeeWealth’s share incentive plans or similar plans, while such shares are held in escrow or pledge, in each case subject to regulatory approval if required.

SALE OF DUNDEE BANK OF CANADA

On September 28, 2007, DundeeWealth completed the sale of Dundee Bank of Canada to Scotiabank.  Pursuant to the agreement, Dundee Bank of Canada was sold for $260 million in cash.  In a related transaction, Scotiabank acquired 300,000 common shares and 27,000,000 non-voting special shares, Series F of DundeeWealth from treasury, representing an 18% interest in DundeeWealth for proceeds of $348.3 million.

In connection with Scotiabank’s investment in DundeeWealth, the Company, Dundee Capital Corporation and Scotiabank entered into a shareholders’ agreement (the “Shareholders’ Agreement”) outlining their respective rights and interests as shareholders of DundeeWealth.

The Shareholders’ Agreement provides that:

(a)

in the event that the Company and Dundee Capital Corporation (together, “Dundee”) at any time own more than 30% of the outstanding voting shares of DundeeWealth, the Company may request Scotiabank to not vote against or otherwise oppose the nomination by the Company of a majority of the board of directors of DundeeWealth (provided that Scotiabank does not hold more voting and equity shares than the Company and Dundee Capital Corporation at such time);

(b)

so long as Scotiabank holds a minimum of 10% of the issued and outstanding voting or equity shares of DundeeWealth, Scotiabank may propose two (2) nominees to the board of directors of DundeeWealth and, so long as Scotiabank holds non-voting special shares, it shall be entitled to propose (1) additional nominee to the board of directors of DundeeWealth; and

(c)

if Scotiabank elects to make such designation, the Company shall request that its nominees approve the appointment of the designated Scotiabank nominee to each of the committees of the board of directors of DundeeWealth, provided in each case that the proposed nominee has the requisite qualifications to serve on the particular committee.

The parties have also agreed if the board of directors of DundeeWealth plans to issue additional equity or

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voting shares of DundeeWealth, (other than pursuant to share based compensation arrangements), each will use its reasonable best efforts to ensure that each of Dundee and Scotiabank is offered the opportunity to purchase shares sufficient to maintain their proportionate voting and equity ownership at that time.

In addition, each of Dundee and Scotiabank have a “right of first offer” to purchase shares of DundeeWealth if the other shareholder wishes to sell and are further subject to certain “rights to match” if the parties do not initially agree on a sale transaction and the seller receives an offer from a third party.  Scotiabank has also agreed to customary “standstill” restrictions that prohibit Scotiabank’s acquisition of more than a 20% interest in DundeeWealth.

Provided that Dundee Corp. holds at least 20% of the outstanding equity or voting securities of DundeeWealth and in the event that (a) the right of first offer process is observed; (b) that Scotiabank and the Company do not reach an agreement for the purchase of Dundee Corp.’s DundeeWealth shares pursuant to Scotiabank’s right of first offer and such shares are subsequently purchased by a third party; and (c) Scotiabank does not exercise its right to match, then Scotiabank will be entitled to receive a non-success fee from DundeeWealth in an amount equal to between $20 million and $40 million, as determined by reference to the actual per share acquisition price paid by the third party on completion of the acquisition.  Although DundeeWealth is not a party to the Shareholders’ Agreement, the board of directors of DundeeWealth has approved the performance by DundeeWealth of the above commitment of DundeeWealth as contemplated by the Shareholders’ Agreement.

JODAMADA TRANSACTION

On December 22, 2006, the Company announced that Ned Goodman, the President and Chief Executive Officer of the Company, had indirectly acquired 140,299 Common Shares of the Company from Jodamada Corporation, a private company owned by the adult children of Mr. Goodman, representing 13.5% of the Common Shares, pursuant to an estate planning transaction. Mr. Goodman also sold to Jodamada Corporation 140,299 Subordinate Voting Shares of the Company representing less than 1% of the outstanding Subordinate Voting Shares.  Further, Jodamada Corporation sold to personal holding companies owned by each of the adult children of Mr. Goodman, Jonathan Goodman, David Goodman, Mark Goodman and Daniel Goodman, respectively, 210,075 Subordinate Voting Shares of the Company, in exchange for preference shares of such holding companies.

PURCHASE OF MINORITY INTEREST IN DWM

The principal subsidiary of DundeeWealth is DWM, an Ontario company.  DundeeWealth carries on its business through DWM and through the operating subsidiaries of DWM.

On February 22, 2007, DundeeWealth purchased the 16.3% minority interest in DWM held by CDP (the “CDP Shares”) for consideration consisting of 11 million common shares of DundeeWealth and $154.5 million in cash.  As a result of the purchase, DWM became a wholly owned subsidiary of DundeeWealth, and the shareholders’ agreement relating to DWM terminated.

In connection with the purchase by DundeeWealth of the CDP Shares, DundeeWealth entered into the DundeeWealth Credit Facility.  In addition, in March and April 2007, DundeeWealth completed a “bought deal” public offering pursuant to which it issued 6,225,000 4.75% Cumulative Redeemable First Preference Shares, Series 1.  DundeeWealth used the net proceeds from the offering to repay certain indebtedness under the DundeeWealth Credit Facility that was partially drawn to purchase the CDP Shares.  See “Description of Share Capital - DundeeWealth Credit Facility” and see “Recent Developments - DundeeWealth Issuance of 4.75% Cumulative Redeemable Preference Shares, Series 1”.

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DUNDEEWEALTH WARRANTS

In consideration for the Company arranging and making a total of $190 million in bridge financing available to DundeeWealth to enable DundeeWealth to proceed with the acquisition of Cartier on terms more commercially favourable than DundeeWealth would otherwise have been able to obtain from third parties, DundeeWealth granted to the Company common share purchase warrants (the “Financing Warrants”) entitling the Company to purchase, subject to adjustments, 1,800,000 common shares of DundeeWealth at a price of $7.75 per common share.  On November 28, 2006, the Company exercised the Financing Warrants in accordance with their terms and conditions, and 1,800,000 common shares of DundeeWealth were issued to the Company for aggregate proceeds of $13,950,000.

PRIOR DISTRIBUTION ARRANGEMENTS

In prior years, GCICL appointed the Company as the distributor of the units of the mutual funds managed by GCICL from time to time.  As distributor of these mutual fund units, the Company, from time to time, funded sales commissions paid to brokers and dealers on the sale of mutual fund units acquired on a deferred sales charge basis.  In consideration thereof, the Company received the related redemption revenues associated with the commissions paid to such brokers and dealers.  As additional consideration, the Company was also entitled to an annual distribution fee of 0.50% of the fair market value of the outstanding mutual fund units distributed by the Company, such fee to be calculated and paid monthly for a period of 15 years from the date on which the Company initially funded the sales commission.

DUNDEE REALTY

The Company extended a loan to DRC Holding Corporation in June, 2003 in connection with the completion of the acquisition of Dundee Realty by the Company.  Dundee Realty and DRC Holding Corporation subsequently amalgamated on December 31, 2003 to continue as Dundee Realty.  The loan is a revolving demand loan secured by the assets of Dundee Realty at the interest rate of a Canadian chartered bank’s prime lending rate plus 1%.  As of December 31, 2007 the outstanding amount of the loan was $56.6 million including interest accruals and other related business transactions.

As a part of the creation of Dundee REIT, Dundee Realty entered into certain contractual arrangements with Dundee REIT.  Dundee Realty initially retained the ownership of 50% of the property management company, Dundee Management Limited Partnership, which provides property management services to Dundee REIT and other third parties.  As described above under “Business of the Company - Real Estate - Dundee Realty - Prior Restructuring of Dundee Realty” this 50% interest was sold to Dundee REIT in 2006.

In connection with the reorganization of Dundee Realty, Dundee Corp. loaned $36.4 million to Dundee Realty to permit the cash redemption of certain shares of Dundee Realty held by the Company.  The loan is secured by the assets of Dundee Realty, bears interest at 6.26% per annum and matures on December 31, 2011, subject to earlier prepayment at the option of Dundee Realty.  The Company also holds Class B Preferred Shares of Dundee Realty, with a redemption value of $47.8 million.  In addition, as described above under “Business of the Company - Real Estate - Dundee Realty - Prior Restructuring of Dundee Realty”, the minority shareholder of Dundee Realty has the right to increase its percentage ownership of Dundee Realty from 22% to 30% over a six year period commencing in 2007 at a cost of approximately $10.7 million.  During 2007, the minority shareholder of Dundee Realty increased its percentage ownership to 23%.

Dundee Realty conducts its real estate activities through joint ventures with third party partners.  The Company is contingently liable for the obligations of the other owners of certain unincorporated joint ventures in the amount of $6.9 million as at December 31, 2007.  In the event of a default of a joint venture partner, the Company will be entitled to satisfy any outstanding obligations with the share of the

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assets held by its joint venture partners.

SHAREHOLDERS’ AGREEMENT IN RESPECT OF DUNDEE REALTY

The Company has entered into a shareholders’ agreement with the non-controlling shareholder of Dundee Realty pursuant to which the Company has agreed to repurchase the interest of the non-controlling shareholder in certain circumstances at fair market value at the time of purchase.

PURCHASE OF THE DUNDEE BANK (CAYMAN)

Subject to, and effective as of the date of receipt of approval from the Cayman Islands Monetary Authority, the Company has agreed to purchase all of the shares of The Dundee Bank, a bank regulated by the Cayman Island Monetary Authority from DundeeWealth for an aggregate purchase price equal to its book value of $1.1 million.

TRADEMARKS

DundeeWealth and its operating subsidiaries license the trademarks used in the operation of their businesses under a master trademark license agreement with the Company.  Licensed trademarks include, among others, DundeeWealth, Dynamic, Dynamic Value, Dynamic Power, Dynamic Focus+, Dundee Securities, Dundee Private Investors and Dundee Resources.  Pursuant to the master trademark license agreement, licensees may enter into arrangements for the sublicensing of the trademarks to third parties, in each case subject to the prior approval of the Company.  The trademarks are important elements in differentiating the Company’s brand, products and services from those of competitors and in marketing such products and services.

RISK FACTORS

The risks faced by the Company are described in the Company’s 2007 MD&A under “Managing Risk” which is available on SEDAR at www.sedar.com, and is incorporated herein by reference.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or any shareholder holding, on record or beneficially, directly or indirectly, more than 10% of the outstanding Subordinate Voting Shares or Common Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect the Company other than as set out under “Business of the Company” and “Relationship Between the Company and Certain Related Parties”.

MATERIAL CONTRACTS

Other than contracts eligible for the ordinary course of business filing exemption, the only material contracts entered into by the Company in the year ended December 31, 2007 or on or after January 1, 2002 which remain in effect are as follows:

1.

the 5.85% Trust Indenture dated June 22, 2005 between the Company, certain subsidiaries of the Company, and Computershare Trust Company of Canada, described under “Description of Share Capital - Debentures - 5.85% Exchangeable Unsecured Subordinated Debentures”;

2.

Underwriting Agreement dated June 6, 2005 between the Company and CIBC World Markets Inc, Scotia Capital Inc., Dundee Securities, RBC Dominion Securities Inc., TD Securities Inc, GMP

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Securities Ltd., HSBC Securities Inc., Sprott Securities Inc. and Trilon Securities Corporation and Amending Agreement dated June 7, 2005 between the Company and CIBC World Markets Inc, Scotia Capital Inc., Dundee Securities, RBC Dominion Securities Inc., TD Securities Inc, GMP Securities Ltd., HSBC Securities Inc., Sprott Securities Inc. and Trilon Securities Corporation;

3.

Underwriting Agreement dated June 14, 2006 between the Company and Scotia Capital Inc., CIBC World Markets Inc., Dundee Securities, RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc. and GMP Securities LP; and

4.

Shareholders’ Agreement made as of September 28, 2007 between the Company, Dundee Capital Corporation and Scotiabank.

Copies of the above material contracts are available for inspection on SEDAR at www.sedar.com.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc., Toronto, Ontario.

EXPERTS

The financial statements for the financial year ended December 31, 2007, have been audited by PricewaterhouseCoopers LLP, the Company’s auditors who are independent in accordance with the auditors’ rules of professional conduct in Canada.

AUDIT COMMITTEE

COMPOSITION OF AUDIT COMMITTEE

As at December 31, 2007, the audit committee of the directors of the Company (the “Audit Committee”) was composed of the following persons:

K. Barry Sparks (Chair)
Normand Beauchamp
Garth MacRae
Robert McLeish

The directors of the Company have determined that each of the members of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees.  Financial literacy is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS

The education and experience of each Audit Committee member that is relevant to such member’s responsibilities as a member of the Audit Committee are set out below:

K. Barry Sparks

Barry Sparks, B. Comm., FICB, has served as a director of the Company since April 1993.  Mr. Sparks commenced his career in corporate finance with the Royal Bank of Canada where he served until 1984,

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leaving as Vice President, Government and Business, Ontario.  Since then he has provided corporate advice and management services through several companies.  Mr. Sparks is President of Torvan Capital Group which, during 2005, became a division of Ashley Park Enterprises Inc.  Mr. Sparks is also President and a director of Cencotech Inc.  Mr. Sparks has been the chief financial officer of a private Canadian operating corporation for the past 17 years and has served as the Chair of the Company’s Audit Committee since 1998.

Normand Beauchamp

Normand Beauchamp has served as a director of the Company since its inception in October 1991.  Since 1960, he has been active in different areas of the Canadian broadcasting industry, operating and developing radio and television stations and networks.  In 1985, he acquired Radiomutuel Inc., a publicly traded communications company, and became President, Chairman and Chief Executive Officer.  Mr. Beauchamp is now President of Capital NDSL Inc., an investment company, and is also a director of Astral Media Inc., Chemins de Fer du Québec and Lipso Systems Inc.

Garth MacRae

Garth MacRae, Chartered Accountant, has served as a director of the Company since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004.  Mr. MacRae has also served as a director of DundeeWealth since its inception in November 1998 and is currently Chair of the DundeeWealth Audit Committee.  Mr. MacRae has over 17 years of public accounting experience and has held executive positions with Hudson Bay Mining, Brinco Limited and Denison Mines Limited.  Mr. MacRae is a member of several public company boards and audit committees.

Robert McLeish

Robert McLeish, B. Comm. and CFA, has served as a director of the Company since March 2002.  Mr. McLeish is a consultant who has over 36 years of experience in the investment business and retired as Vice Chairman and director of Merrill Lynch Canada Inc.  Mr. McLeish has been a member of various committees of The Toronto Stock Exchange, including the Conflicts of Interest Committee, and is currently a director of Airboss of America Corp. and Welton Energy Corporation and is also a former director of the Juvenile Diabetes Research Foundation.  Mr. McLeish is lead director of DundeeWealth.

AUDIT COMMITTEE CHARTER

The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s charter, the full text of which is attached as Appendix “A” hereto.

PRE-APPROVAL POLICY

In November 2003, the directors of the Company, upon the recommendation of the Audit Committee, approved a formal policy which provides for the pre-approval by the Audit Committee or one of its members of all permitted non-audit services to be performed by the external auditor of the Company.  Requests for pre-approval for permitted non-audit services are considered by the Audit Committee at its regularly scheduled meetings and by the Chair of the Audit Committee between Audit Committee meetings, in which case, such matters are subsequently reported thereon at the next scheduled Audit Committee meeting.  Since the implementation of this policy, all permitted non-audit services have been pre-approved in accordance with the provisions of the policy.

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Annual Information Form

EXTERNAL AUDITOR SERVICE FEES

During 2007 and 2006, the Company (and its subsidiaries that were audited by the Company’s external auditor) paid the following fees to the Company’s external auditors, for the following fee categories:

Fee Category	2007 ($)	2006 ($)

Audit Fees	2,599,500	2,062,000
Audit-Related Fees	389,760	1,497,700
Tax Services Fees	307,781	102,900
Other Fees	42,074	0
	3,339,115	3,662,600

Note:

For the year-ended December 31, 2006, the Company was audited by Ernst & Young LLP.

Audit Fees

Audit fees include all fees paid to the Company’s external auditor for the audit of the Company’s consolidated financial statements and other required statutory/regulatory audits and filings of the Company and certain of its subsidiaries.

Audit-Related Fees

Audit-related fees include all fees paid to the Company’s external auditor for audit-related services including the review of the Company’s interim financial statements, preparation and/or review of certain filings with Canadian securities regulators, including comfort and consent letters, and accounting consultations on matters addressed during the audit and interim reviews.

Tax Services Fees

Tax services fees include all fees paid to the Company’s external auditor for tax-related advice including tax return preparation and/or review and tax planning advice.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s management information circular for its most recent annual meeting of shareholders.  Additional financial information is provided in the Company’s audited consolidated comparative financial statements and notes to the audited consolidated financial statements and the Company’s 2007 MD&A.  Additional information relating to the Company has been filed with the securities regulators in Canada and may be accessed at www.sedar.com.

Dundee Corporation

Annual Information Form

DUNDEE CORPORATION - ANNUAL INFORMATION FORM

APPENDIX A

AUDIT COMMITTEE CHARTER

ORGANIZATION

This Charter governs the operations of the Audit Committee.  The Board of Directors shall appoint an Audit Committee (the “Committee”) of at least three members, consisting entirely of independent directors of the Board, and shall designate one member as chairperson or delegate the authority to designate a chairperson to the Committee.  For purposes hereof, members shall be considered independent as long as they satisfy all of the independence requirements for Board Members as set forth in the applicable stock exchange listing and securities commission standards.

Each member of the Committee shall be financially literate, or become financially literate within a reasonable period of time, and at least one member shall be an “audit committee financial expert,” as defined by SEC rules, as applicable to foreign private issuers.

The Committee shall meet at least quarterly in addition to a meeting for audit planning purposes.  The Committee shall meet separately and periodically with management and with the independent auditors.  The Committee shall report regularly to the Board of Directors with respect to its activities.

PURPOSE

The purpose of the Committee shall be to:

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Provide assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence; and

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Provide the Audit Committee report that Canadian securities laws require to be included in the Company’s AIF.

The Committee shall retain and compensate such outside legal, accounting or other advisors, as it considers necessary in discharging its oversight role.

In fulfilling its purpose, it is the responsibility of the Committee to maintain free and open communication between the Committee, independent auditors, and management of the Company, and to determine that all parties are aware of their responsibilities.

Duties and Responsibilities

The Committee has the responsibilities and powers set forth in this Charter. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements, for the appropriateness of the accounting principles and reporting policies that are used by the Company and for implementing and maintaining internal control over financial reporting.  The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements. The Company’s internal auditor will report to the Chief Financial Officer on a day to day basis but will also have a direct reporting line to the Committee.  The Committee shall approve the internal auditor’s mandate which shall be reviewed annually.

The Company believes that, in carrying out the Committee’s responsibilities, its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances.  The Committee will take appropriate actions to set the overall corporate “tone” for quality financial reporting and ethical behaviour.

The following shall be the principal duties and responsibilities of the Committee.  These are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

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The Committee shall be responsible to advise the Board, for the Board’s recommendation to shareholders, in respect of the appointment, compensation and retention of the independent auditors;

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The Committee shall be directly responsible for the oversight of the work of the independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the listed issuer, and the independent auditors must report directly to the Committee;

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At least annually, the Committee shall obtain and review a report by the independent auditors describing: (i) the firm’s internal quality control processes; (ii) sanctions made by any government or professional authorities, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditors and the Company (to assess the auditors’ independence);

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After reviewing the foregoing report and the independent auditors’ work throughout the year, and after receiving written confirmation from the auditors declaring their independence, the Committee shall evaluate the auditors’ qualifications, performance and independence.  Such evaluation shall include the review and evaluation of the lead partner of the independent auditors and take into account the opinions of management and the Company’s personnel responsible for the internal audit function;

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The Committee shall determine that the independent audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under Canadian independence standards and the SEC independence rules, as applicable to foreign private issuers;

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The Committee shall pre-approve all audit and non-audit services provided by the independent auditors and shall only engage the independent auditors to perform non-audit services permitted by law or regulation.  The Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting;

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The Committee shall discuss with the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and compensation;

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The Committee shall regularly review with the independent auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the independent auditors’ activities or access to requested information, and management’s response.  The Committee shall review any accounting adjustments that were noted or proposed by the auditors but were “passed” (as immaterial or otherwise); any communications between the audit team and the audit firm’s national office relating to problems or difficulties encountered with respect to significant auditing or accounting issues; and any “management” or “internal control” letter issued, or proposed to be issued, by the audit firm to the Company;

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The Committee shall review and approve the quarterly financial statements, for submission to the Board of Directors, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, with management and the independent auditors prior to the filing of the Company’s Quarterly Report.  Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.  The Committee shall discuss and review with management the quarterly certification process;

Dundee Corporation

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Annual Information Form

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The Committee shall review and recommend approval of the annual audited financial statements, to the Board of Directors, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, with management and the independent auditors prior to the filing of the Company’s financial statements and Management’s Discussion and Analysis.  The Committee’s review of the financial statements shall include: (i) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any specific remedial actions adopted in light of material control deficiencies; (ii) discussions with management and the independent auditors regarding significant financial reporting issues and judgments made in connection with the preparation of the financial statements and the reasonableness of those judgments; (iii) consideration of the effect of regulatory accounting initiatives, as well as off-balance sheet structures on the financial statements; (iv) consideration of the judgment of both management and the independent auditors about the quality of accounting principles; and (v) the clarity of the disclosures in the financial statements.  Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under professional standards.  The Committee shall discuss and review with management the annual certification process;

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The Committee shall receive and review a report from the independent auditors, prior to the filing of the Company’s Annual Report, on all critical accounting policies and practices of the Company; all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the independent auditors; and other material written communications between the independent auditors and management;

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The Committee shall review and approve all related party transactions not in the ordinary course of business in the absence of a special committee of the Board of Directors designated for such function;

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The Committee shall review earnings press releases for recommendation to the Board;

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The Committee shall discuss with management and the independent auditors the adequacy and effectiveness of internal control over financial reporting, including any significant deficiencies or material weaknesses identified by management of the Company in respect of the Sarbanes-Oxley, SEC and Canadian securities law requirements, including any proposed securities laws;

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The Committee shall review with management the Company’s compliance systems with respect to legal and regulatory requirements;

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The Committee shall review periodically with management the risk of fraud with respect to the organization and the controls in place to manage those risks;

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The Committee shall ensure that the Company establish appropriate policies and procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

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 The Committee shall ensure that the Company has in effect clear hiring policies for employees or former employees of the independent auditors that meet Canadian independence standards and the SEC regulations, as applicable to foreign private issuers, and stock exchange listing standards;

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The Committee shall, with the assistance of management, determine the appropriate funding needed by the Committee for payment of: (1) compensation to the independent audit firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company; (2) compensation to any advisers employed by the Committee; and (3) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties;

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To the extent the Company maintains an internal audit function, the Committee shall meet with the internal auditors, discuss the overall scope and plans for the internal audit function, including approval of its mandate, and discuss the adequacy and effectiveness of internal control with the internal auditors;

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The Committee shall ensure that the policies established pursuant to the Charter are communicated and to the best of its ability shall ensure that they are implemented by the audit committees of subsidiary companies where appropriate and the Committee shall ensure that the necessary follow-up is undertaken with such other audit committees;

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The Committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively; and

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The Committee shall review and reassess the Charter at least annually and obtain the approval of the Board of Directors.

Dundee Corporation

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